TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
As filed with the Securities and Exchange Commission on January 7, 2000
Registration No. 333-91309

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WEBMETHODS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of
Incorporation or Organization)
7372
(Primary Standard Industrial
Classification Code Number)
54-1807654
(I.R.S. Employer
Identification Number)

3877 Fairfax Ridge Road, Fourth Floor

Fairfax, Virginia 22030
(703) 460-2500
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Phillip Merrick

Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, Fourth Floor
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Andrew M. Tucker, Esq.
Shaw Pittman
1676 International Drive
McLean, VA 22102
(703) 790-7900
Alan Dean, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  [   ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 7, 2000

                               Shares

[WebMethods Logo]

COMMON STOCK

webMethods, Inc. is offering            shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $      per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol “WEBM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

PRICE $    A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	webMethods

Per Share	$	$	$

Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

webMethods has granted the underwriters the right to purchase up to an additional  shares to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on           , 2000.

MORGAN STANLEY DEAN WITTER

MERRILL LYNCH & CO.

DAIN RAUSCHER WESSELS

FRIEDMAN BILLINGS RAMSEY

          , 2000

INSIDE FRONT COVER PAGE OF PROSPECTUS

[TO COME]

i

      Until           , 2000, (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding webMethods and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

WEBMETHODS

      We are a leading provider of infrastructure software and services that allow companies to achieve business-to-business integration, or B2Bi. B2Bi software is a new category of software that enables companies to work more closely with their customers, suppliers and business partners through the real-time exchange of information and transactions. Our software solution, webMethods B2B, permits our customers to rapidly and cost effectively deploy new, real-time business-to-business e-commerce applications over the Internet by integrating their existing enterprise applications with those of their customers, suppliers and other business partners. Our customers can use our software to achieve varying levels of integration, from integration with a single business partner to full integration across an entire trading network. We believe that our solution provides companies with a number of benefits, including increased revenue opportunities, tighter relationships with customers, suppliers and other business partners, improved supply chain efficiencies and increased return on investment on existing technology.

      Our software supports a broad range of current and emerging business-to-business, or B2B, communication standards, which allows the benefits of a company’s internally focused enterprise applications to be extended to its business partners regardless of existing technology infrastructure. In addition, because our software operates with many disparate systems and supports a range of B2B communication standards, it can be implemented across a network of business partners, without long and expensive implementation cycles and without the need for consensus among business partners regarding communication standards.

      A key element of our sales and marketing strategy is to leverage the relationships that we have developed with our customers and business partners. We believe that providing solutions to B2B e-commerce leaders will increase customer awareness, stimulating demand. As of October 31, 1999, we had over 100 customers. In addition, we have established strategic relationships with leading B2B e-commerce marketplaces such as mySAP.com, the Ariba Network, Clarus Supplier Universe, Grainger.com, OrderZone.com, VerticalNet and Intelisys.

      Our principal executive offices are located at 3877 Fairfax Ridge Road, Fourth Floor, Fairfax, Virginia 22030 and our telephone number is (703) 460-2500. Our Web site address is www.webMethods.com. The information contained in our Web site is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	For working capital and general corporate purposes, including research and development and sales and marketing. See “Use of Proceeds” on page 15 for additional information on how we intend to use the proceeds from the offering.

Proposed Nasdaq National Market symbol	WEBM

      The foregoing information is based on shares outstanding as of September 30, 1999. This information:

•	excludes an aggregate of 7,000,000 shares of common stock reserved for issuance under our stock plans, of which 3,558,323 shares were subject to outstanding options, at a weighted average exercise price of $1.68 per share;

•	excludes 4,000 shares of common stock issuable upon the exercise of an outstanding warrant, at an exercise price of $1.66 per share; and

•	includes $ million of our common stock or shares to be sold to up to six entities, including The Goldman Sachs Group, Inc., in a private transaction concurrent with the closing of this offering at a price per share equal to $ , the assumed initial public offering price less one-half of the underwriting discount and commission.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

	Period from
	Inception
	(June 12,			Six Months
	1996)	Year Ended		Ended
	Through	March 31,		September 30,
	March 31,
	1997	1998	1999	1998	1999

				(unaudited)

Consolidated Statement of Operations Data:

Total revenue	$12	$166	$4,462	$1,000	$6,887

Gross profit	12	166	3,808	907	5,148

Total operating expenses	446	1,553	7,238	2,378	10,453

Net loss	(434)	(1,363)	(3,296)	(1,452)	(4,987)

Net loss attributable to common shareholders	(434)	(1,475)	(3,902)	(1,618)	(5,795)

Basic and diluted net loss per common share	$(0.12)	$(0.36)	$(1.08)	$(0.45)	$(1.51)

Weighted average number of common shares outstanding	3,600	4,089	3,605	3,557	3,839

Pro forma basic and diluted net loss per common share	$(0.03)	$(0.10)	$(0.26)	$(0.11)	$(0.39)

Shares used in computing pro forma basic and diluted net loss per common share	14,756	15,245	14,761	14,712	14,994

	As of September 30, 1999

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(unaudited)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$7,123	$23,998

Working capital	6,732	23,607

Total assets	18,807	35,682

Long-term obligations, net of current portion	—	—

Mandatorily redeemable, convertible preferred stock	23,659	40,534

Total stockholders’ equity (deficit)	(11,104)	(11,104)

      The pro forma information in the consolidated balance sheet data above gives effect to our sale of 68,770 shares of mandatorily redeemable, convertible Series E preferred stock in November 1999 for net proceeds of approximately $16.9 million.

      The pro forma as adjusted information in the consolidated balance sheet data above gives effect to the conversion of all outstanding shares of mandatorily redeemable, convertible preferred stock and accrued dividends into           shares of common stock effective upon the closing of this offering, the receipt of $      million from up to six entities, including The Goldman Sachs Group, Inc., at a price per share equal to $          , the assumed initial public offering price per share less one-half of the underwriting discount and commission in exchange for shares of common stock to be issued in a private transaction concurrent with the closing of this offering, and the sale of           shares of our common stock in this offering, at an assumed initial public offering price of $     per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      In this prospectus, “webMethods,” “we,” “us” and “our” refer to webMethods, Inc. and its subsidiaries and not to the underwriters. Unless otherwise indicated, all information contained in this prospectus:

•	assumes that the underwriters’ over-allotment option will not be exercised;

•	except as noted in the consolidated financial statements, gives effect to the conversion of all outstanding shares of mandatorily redeemable, convertible preferred stock and accrued dividends into shares of common stock at a ratio of twenty shares of common stock for each share of mandatorily redeemable, convertible preferred stock outstanding and by issuing shares of common stock valued at $ per share for the accrued dividends on the mandatorily redeemable, convertible preferred stock effective upon the closing of this offering; and

•	except as noted in the consolidated financial statements, reflects a for stock split of the common stock to be effected immediately prior to the effectiveness of this offering.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

RISK FACTORS

      This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. Our business, operating results or financial condition could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

      We are an early stage company, so we have only a limited operating history with which you can evaluate our business and prospects.

      We commenced operations in June 1996 and first shipped webMethods B2B in June 1998. Accordingly, we have only a limited operating history with which you can evaluate our business and our prospects. In addition, our prospects must be considered in light of the risks encountered by companies in the early stages of development in new and rapidly evolving markets, especially the business-to-business integration software market. Some of the risks we face include our ability to:

•	attract and retain a broad customer base;

•	negotiate and maintain favorable strategic relationships; and

•	plan and manage our growth effectively.

If we fail to manage these risks successfully, our business could be harmed.

      We expect to incur losses in the future.

      We have never been profitable. We have incurred net losses in every fiscal period since we began operations. For the fiscal year ended March 31, 1999, our net loss was $3.3 million. For the six months ended September 30, 1999, our net loss was $5.0 million. As of September 30, 1999, our accumulated deficit was approximately $11.1 million. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant additional revenues to achieve and maintain profitability in the future. We are not certain when we will become profitable, if ever. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability will materially and adversely affect the market price of our common stock.

      We have not been able to fund our operations from cash generated by our business, and we may not be able to do so in the future.

      We have principally financed our operations to date through the private placement of shares of our mandatorily redeemable, convertible preferred stock and bank borrowings. If we do not generate sufficient cash resources from our business to fund operations, our growth could be limited unless we are able to obtain additional capital through equity or debt financings. Our inability to grow as planned may reduce our chances of achieving profitability, which, in turn, could have a material adverse effect on the market price of our common stock.

      Our quarterly financial results fluctuate and are difficult to predict and, if our future results are below the expectations of the public market analysts and investors, the price of our common stock may decline.

      Our quarterly revenue and results of operations are difficult to predict. We have experienced, and expect to continue to experience, fluctuations in revenue and operating results from quarter-to-quarter. As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that such comparisons may not be accurate indicators of future performance. The reasons for these fluctuations include, but are not limited to:

•	the amount and timing of operating costs relating to expansion of our business, operations and infrastructure;

•	the number and timing of new hires;

•	our utilization rate for our professional services personnel; and

•	changes in our pricing policies or our competitors’ pricing policies.

      We plan to significantly increase our operating expenses to expand our sales and marketing operations and fund greater levels of research and development. Our operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on our expectations of future revenues and are relatively fixed in the short term. If revenue falls below our expectations in a quarter and we are not able to quickly reduce our spending in response, our operating results for that quarter could be harmed. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result, the price of our common stock may fall.

      Variations in our sales cycle could impact the timing of our revenue, causing our quarterly operating results to fluctuate.

      The period between our initial contact with a potential customer and the purchase of our software and services is often long and subject to delays associated with the budgeting, approval, and competitive evaluation processes which frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenue, which in turn could cause our quarterly operating results to fluctuate. We believe that a customer’s decision to purchase our software and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our software and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources.

      We expect to depend on webMethods B2B for all of our revenue for the foreseeable future and if it does not achieve broad market acceptance, our revenue could decline.

      We currently derive all of our revenue from licensing our webMethods B2B software and providing related professional services, maintenance and support. We expect that we will continue to depend on webMethods B2B for our revenue for the foreseeable future. Consequently, a decline in the price of, or demand for, webMethods B2B, or its failure to achieve broad market acceptance, could seriously harm our business and results of operations.

      webMethods B2B is based in large part on XML, which has not yet achieved broad market acceptance and if broad market acceptance for XML does not develop, webMethods B2B may not achieve commercial acceptance.

      webMethods B2B is currently based in large part upon XML, or eXtensible Markup Language, an emerging standard for sharing data over the Internet. While we anticipate that XML will achieve broad market acceptance in the near future, it is possible that a competing standard perceived to be superior could replace XML, in which case the market may not accept an XML-based product. If a new standard were perceived to be superior, our software might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance or the introduction of a competing standard perceived to be superior in the market could harm our business.

      Our customer base is concentrated and loss of a major customer could cause our revenue to decline.

      In the fiscal year ended March 31, 1999, two customers accounted for an aggregate of approximately 23% of our total revenue, one for approximately 13% and the other for approximately 10%. During the six months ended September 30, 1999, two customers accounted for approximately 45% of our total revenue, one for approximately 35%, and one for approximately 10%. We may continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to renew its license to use our products, our revenue could decline and our operating results and financial condition could be harmed.

      If our strategic relationships terminate, we may lose important sales and marketing opportunities.

      We have established strategic relationships with B2B e-commerce marketplaces, resellers, enterprise application software providers, system integrators and other technology leaders. These relationships expose our software to many potential customers to which we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with third-party service providers that our customers can use for implementation assistance. If our relationships with any of these organizations were terminated, we might lose important opportunities, including sales and marketing opportunities, and our business may suffer.

      If our relationship with SAP AG terminates, our revenues may decline and we may lose important sales and marketing opportunities.

      In March 1999, we entered into a development partner agreement with SAP AG. Our relationship with SAP AG provides us with an important endorsement of our software, will expose the capabilities of a restricted version of our webMethods B2B software to the SAP AG customer base and gives us the opportunity to license the fully featured version of our webMethods B2B software to its customer base. If our relationship with SAP AG terminates or weakens, our revenues may decline and our business could be adversely affected. Under the development partner agreement, we granted SAP AG a perpetual license to include a restricted version of webMethods B2B in its software. We cannot be certain that SAP AG’s interest in promoting our software to its customers will be consistent with our own. As a result, we cannot be certain that we will continue to have access to SAP AG’s customer base or that SAP AG customers will license additional software from us.

      SAP AG has become a significant customer, accounting for approximately 35% of our revenues for the six months ended September 30, 1999 as a result of the development partner agreement. Under the agreement, SAP AG agreed to pay a quarterly fixed fee. This fee is, and may continue to be, a significant portion of our revenue if we are not able to expand our revenue base. SAP AG must pay this fee even if the agreement is terminated. In addition, we may receive revenue as a result of SAP AG customers that upgrade to an unrestricted version of webMethods B2B. If SAP AG chooses not to renew the license agreement in order to receive access to the latest version of our software at the expiration of the development license agreement, our revenue may decline and our business could be adversely affected.

      If our customers do not renew their licenses, our revenue may decline.

      Although most enterprise software providers offer perpetual licenses with a single payment received at the time of the license grant, we typically license our webMethods B2B software on a two-year renewable basis. We first shipped webMethods B2B in June 1998 and, to date, none of our initial two-year licenses has reached its renewal date. If a significant portion of our customers were to elect not to renew their licenses for our software or were to seek perpetual licenses in the future, we would lose a recurring revenue stream on which we base our business model and our business, operating results and financial condition could be harmed.

      We may not be able to increase market awareness and sales of our software if we do not expand our sales and distribution capabilities.

      We need to substantially expand our direct and indirect sales and distribution efforts, both domestically and internationally, in order to increase market awareness and sales of our webMethods B2B software and the related services we offer. We have recently expanded our direct sales force and plan to hire additional sales personnel. webMethods B2B requires a sophisticated sales effort targeted at multiple departments within an organization. Competition for qualified sales and marketing personnel is intense, and we might not be able to hire and retain adequate numbers of such personnel to maintain our growth. New hires will require training and take time to achieve full productivity. Our competitors have attempted to hire our employees away from us and we expect that they will continue such attempts in the future. We also plan to expand our relationships with system integrators, enterprise software vendors and other third-party resellers to further develop our indirect sales channel. As we continue to develop our indirect sales channel, we will need to manage potential conflicts between our direct sales force and third-party reselling efforts.

      Our operating results may decline and our customers may become dissatisfied if we do not expand our professional services organization or if we are unable to establish and maintain relationships with third-party implementation providers.

      We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel. Customers that license our software typically engage our professional services staff to assist with support, training, consulting and implementation. We believe that growth in our software sales depends on our ability to provide our customers with these services and to attract and educate third-party consultants to provide similar services. As a result, we plan to increase the number of our professional services personnel to meet these needs. New professional services personnel will require training and education and take time to reach full productivity. To meet our needs for professional services personnel, we also intend to use more costly third-party consultants to supplement our own professional services staff. Competition for qualified personnel is intense, particularly because we are in a new market and only a limited number of individuals have acquired the skills needed to provide the services our customers require. Additionally, we rely on third-party implementation providers for these services. Our business may be harmed if we are unable to establish and maintain relationships with third-party implementation providers.

      The business-to-business e-commerce industry is highly competitive and we may not be able to compete effectively.

      The market for B2B e-commerce solutions is rapidly changing and intensely competitive. We expect competition to intensify as the number of entrants and new technologies increases. We may not be able to compete successfully against current or future competitors. The competitive pressures facing us may harm our business, operating results and financial condition.

      Our current and potential competitors include, among others, large software vendors, companies and trading networks that develop their own business-to-business integration e-commerce solutions, electronic data interchange, or EDI, vendors, vendors of proprietary enterprise application integration, or EAI, solutions and application server vendors who have added XML capabilities to their products. In addition, our customers and companies with whom we currently have strategic relationships may become competitors in the future. Many of our competitors and potential competitors have more experience developing Internet-based software, larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our software and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing software and future products and services. In addition, negotiating and maintaining favorable customer and strategic relationships is critical to our business. Our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market share which in turn could harm our business, operating results and financial condition.

      We have experienced significant growth in our business in recent periods and we may not be able to manage our future growth successfully.

      Our ability to successfully offer software and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations at a rapid rate. The number of people we employ has grown and will continue to grow substantially. As of March 31, 1999, we had a total of 65 employees. As of October 31, 1999, we had a total of 150 employees. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it could harm our business, operating results and financial condition.

      If our software contains defects, we could lose customers and revenue.

      Software as complex as ours often contains known and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction of new software or enhancements to existing software. Although we attempt to resolve all errors that we believe would be considered serious by our customers, our software is not error-free. Undetected errors or performance problems may be discovered in the future and known errors considered minor by us may be considered serious by our customers. This could result in lost revenue or delays in customer acceptance and would be detrimental to our reputation, which could harm our business, operating results and financial condition.

      If we cannot develop our software in a timely and effective manner, our operating results could suffer.

      Because of the complexity of our software, internal quality assurance testing and customer testing may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of new versions of our software. In addition, the reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to our currently available software. We may not be able to successfully complete the development of currently planned or future enhancements in a timely and efficient manner. Any such failure or delay could harm our operating results.

      Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

      Our future success depends upon the continued service of our executive officers and other key personnel and none of our officers or key employees is bound by an employment agreement for any specific term. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be harmed. In particular, Phillip Merrick, our Chairman of the Board, President and Chief Executive Officer, would be particularly difficult to replace.

      If we cannot meet our future capital requirements, we may not be able to develop or enhance our products, take advantage of business opportunities and respond to competitive pressures.

      We currently anticipate that the net proceeds from this offering, together with our existing working capital immediately prior to this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements through at least the next twelve months. The time period for which we believe our capital is sufficient is an estimate; the actual time period may differ materially as a result of a number of factors, risks and uncertainties. We may need to raise additional funds in the future through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

•	develop new products or services; or

•	respond to competitive pressures.

      Additional financing we may need in the future may not be available on terms favorable to us, if at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In such case, our business, operating results and financial condition could be harmed.

      We intend to expand our international sales efforts but do not have substantial experience in international markets.

      We intend to expand our international sales efforts in the future. We have very limited experience in marketing, selling and supporting our software and services abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources. If we are unable to grow our international operations successfully and in a timely manner, our business and operating results could be harmed. In addition, doing business internationally involves additional risks, particularly:

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	restrictions on repatriation of earnings;

•	differing intellectual property rights;

•	differing labor regulations;

•	changes in a specific country’s or region’s political or economic conditions;

•	greater difficulty in staffing and managing foreign operations; and

•	fluctuating currency exchange rates.

      If we are unable to protect our intellectual property, we may lose a valuable asset, experience reduced market share, or incur costly litigation to protect our rights.

      Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret, trademark and patent laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have two pending patent applications for technology related to our software, but we cannot assure you that these applications will be successful. A small number of our agreements with our customers and systems integrators contain provisions regarding the rights of third parties to obtain the source code for our software, which may limit our ability to protect our intellectual property rights in the future. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights.

      Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle.

      Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our software without incurring liability to third parties, third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our software. Our business, operating results and financial condition could be harmed if any of these events occurred.

      In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

      Potential Year 2000 problems with our internal systems or the software that we sell could cause delay or loss of revenue, diversion of resources or increased costs.

      Many currently installed computer systems, software products and other control devices are unable to accept four digit entries signifying years to distinguish 21st century dates from 20th century dates. As a result, many companies’ computer systems, software products and control devices may need to be upgraded or replaced in order to operate properly in the Year 2000 and beyond.

      We have designed and tested our software to be Year 2000 compliant and to continue operating even if we experience date-related problems. However, our software may contain undetected errors or defects associated with Year 2000 date functions. If any such errors or defects do exist, we may incur material costs to resolve them. The internal systems used to run our business utilize third-party hardware and software. Although we believe that the costs of ensuring that these systems are Year 2000 compliant will not be material, we cannot assure you of this. If our systems are not Year 2000 compliant by January 1, 2000, our business, financial condition and results of operations could be harmed.

      In addition, our customers’ and their business partners’ hardware operating systems and other software applications must operate effectively for them to use our software effectively. If these systems or applications are not Year 2000 compliant, our customers and their business partners may not be able to use our software. We cannot predict the extent to which our customers’ and their business partners’ systems and applications are Year 2000 compliant. If these systems are not Year 2000 compliant, our business, operating results and financial condition could be harmed.

Risks Relating To Our Industry

      Our market is subject to rapid technological change and our future success will depend on our ability to meet the changing needs of our industry.

      Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our software and services. We could incur substantial costs to modify our software, services or infrastructure in order to adapt to these changes. Our business could be harmed if we incur significant costs without adequate results, or if we are unable to adapt rapidly to these changes.

      Continued adoption of the Internet as a method of conducting business is necessary for our future growth.

      The market for Internet-based, business-to-business integration software is relatively new and is evolving rapidly. Our future revenues and any future profits depend upon the widespread acceptance and use of the Internet as an effective medium for business-to-business commerce. The failure of the Internet to continue to develop as a commercial or business medium could harm our business, operating results and financial condition. The acceptance and use of the Internet for business-to-business commerce could be limited by a number of factors, such as the growth and use of the Internet in general, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, concerns about transaction security and taxation of transactions on the Internet.

      We depend on the speed and reliability of the Internet and our customers’ internal networks.

      The recent growth in Internet traffic has caused frequent periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, business-to-business e-commerce could grow more slowly or decline, which may reduce the demand for our software. The ability of our webMethods B2B software to satisfy our customers’ needs is ultimately limited by and depends upon the speed and reliability of both the Internet and our customers’ internal networks. Consequently, the emergence and growth of the market for our software depends upon improvements being made to the entire Internet as well as to our individual customers’ networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to utilize our solution will be hindered, and our business, operating results and financial condition may suffer.

      Increased security risks of online commerce may deter future use of our software and services.

      A fundamental requirement to conduct Internet-based, business-to-business e-commerce is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the security features contained in our software or the algorithms used by our customers and their business partners to protect content and transactions on Internet e-commerce marketplaces or proprietary information in our customers’ and their business partners’ databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers’ and their business partners’ operations. Our customers and their business partners may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our software to prevent security breaches, or well publicized security breaches affecting the Web in general, could significantly harm our business, operating results and financial condition.

      Internet-related laws could limit the market for our software.

      Regulation of the Internet is largely unsettled. The adoption of laws or regulations that increase the costs or administrative burdens of doing business using the Internet could cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws or regulations causes companies to seek alternative methods for conducting business, the demand for our software could decrease and our business could be adversely affected.

Risks Relating To This Offering

      Because certain existing stockholders own a large percentage of our voting stock, other stockholders’ voting power may be limited.

      Following consummation of this offering, it is anticipated that our officers, directors and their affiliates will beneficially own or control approximately           % of our common stock. In combination with entities owning 5% or more of our outstanding shares of common stock, this group controls           shares of common stock, or % of the outstanding shares of our stock. As a result, if such persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests. See our discussion under the caption “Principal Stockholders” for more information about ownership of our outstanding shares.

      Future sales of our common stock may depress our stock price.

                shares of our common stock can be sold in the public market 180 days after the offering. If substantial amounts of our common stock were to be sold in the public market following this offering, the market price of our common stock could fall. In addition, such sales could create the perception to the public of difficulties or problems with our software and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a more detailed discussion of shares eligible for sale after the offering, see “Shares Eligible for Future Sale.”

      We have broad discretion to use the offering proceeds, and the investment of these proceeds may not yield a favorable return.

      The net proceeds of this offering are not allocated for specific purposes. Thus, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See “Use of Proceeds,” on page 15, for more information about how we plan to use our proceeds from this offering.

      Our securities have no prior market, and our stock price may decline after the offering.

      Before this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price has been determined by negotiations between representatives of the underwriters and us. The trading prices of many technology companies’ stocks are at or near historical highs and reflect price to earnings ratios substantially above historic levels. We cannot be certain that these trading prices or price to earnings ratios will be sustained. The trading market price of our common stock may decline below our initial public offering price.

      Internet-related stock prices are especially volatile and this volatility may depress our stock price.

      The stock market, and specifically the stock prices of Internet-related companies, has been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may reduce the price of our common stock, without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease.

      Fluctuations in our common stock’s price may affect our visibility and credibility in the business-to-business e-commerce solutions market. In the event of broad fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the offering price.

      Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and management’s attention could be diverted from our business.

      As a new investor, you will experience immediate and substantial dilution in the value of the common stock.

      If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options and warrants exercise those options and warrants, you will incur further dilution. See “Dilution,” on page 18, for a calculation of the amount of dilution you will incur.

      We have implemented certain anti-takeover provisions that could make it more difficult for a third party to acquire us.

      Provisions of our certificate of incorporation and our bylaws, as well as Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Delaware Law” on page 58 for a description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” on page 5 and elsewhere in this prospectus.

      This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the  shares of common stock we are offering will be approximately $          , assuming an initial public offering price of $     per share and after deducting underwriting discounts and commissions and estimated offering expenses of $          payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $          . The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.

      We intend to use the net proceeds we receive from the offering for working capital and general corporate purposes, including

•	expanding our research and development,

•	expanding our sales and marketing activities and

•	expanding our customer service operations.

      In addition, we intend to use approximately $200,164 of the net proceeds of the offering to repay the outstanding balance under our credit agreement. Balances on our credit agreement are payable in 36 equal monthly installments that commenced after March 31, 1999, the maturity date of the credit agreement. Interest is payable on amounts outstanding under our credit agreement at the bank’s prime rate plus 1.5% per annum. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we have no current plans in this regard.

      We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes, other than repayment of the outstanding balance under our credit agreement. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

      We have not paid or declared any cash dividends on our common stock since our inception and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. The terms of our loan agreement prohibit us from paying dividends without the consent of the lender.

SIMULTANEOUS PRIVATE TRANSACTION

      Concurrent with the closing of this offering, we plan to sell $ million of our common stock to up to six entities, including The Goldman Sachs Group, Inc., in a private transaction at a price per share equal to the initial public offering price less one-half of the underwriting discount and commission.

CAPITALIZATION

      The following table sets forth the following information:

•	our actual capitalization as of September 30, 1999;

•	our pro forma capitalization after giving effect to our sale of 68,770 shares of mandatorily redeemable, convertible preferred stock in November 1999, with net proceeds of approximately $16.9 million; and

•	our pro forma as adjusted capitalization after giving effect to:

•	the conversion of all outstanding shares of mandatorily redeemable, convertible preferred stock into shares of common stock at a ratio of twenty shares of common stock for each share of mandatorily redeemable, convertible preferred stock outstanding and by issuing shares of common stock, valued at $ per share (the midpoint of the range on the cover page of this prospectus), assuming a , 2000 closing date for the accrued dividends, on the mandatorily redeemable, convertible preferred stock, upon the closing of this offering. The actual number of shares to be issued for accrued dividends depends on both the initial public offering price per share and the closing date of the offering. Assuming a closing date of , 2000, $ of accrued and unpaid dividends would be outstanding. For each seven day period beyond , 2000, an additional $ of dividends would accrue on the outstanding shares of preferred stock.

•	the receipt of $ million from up to six entities, including The Goldman Sachs Group, Inc., in exchange for shares of common stock to be issued in a private transaction concurrent with the closing of this offering at a price per share equal to $ , the assumed initial public offering price less one-half of the underwriting discount and commission, and

•	the sale of shares of common stock at an assumed initial public offering price of $ per share in this offering, less the underwriting discounts and commissions and estimated offering expenses payable by us.

      This table excludes the following shares:

•	3,558,323 shares of common stock subject to outstanding options under our stock option plans, and 3,053,651 additional shares of common stock available for issuance under this stock option plan; and

•	4,000 shares of common stock issuable upon the exercise of an outstanding warrant.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes to Consolidated Financial Statements. See “Management — Incentive Stock Plans,” and “Description of Capital Stock.”

	As of September 30, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)

	(in thousands, except share data)

Long-term obligations, net of current portion	$—	$—	$—

Mandatorily redeemable, convertible preferred stock:

Series A convertible preferred stock, $0.01 par value, 47,174 shares authorized, issued and outstanding, actual and pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	452	452	—

Series B convertible preferred stock, $0.01 par value, 180,750 shares authorized, issued and outstanding, actual and pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	4,119	4,119	—

Series C convertible preferred stock, $0.01 par value, 195,783 shares authorized, issued and outstanding, actual and pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	6,979	6,979	—

Series D convertible preferred stock, $0.01 par value, 158,000 shares authorized, 134,075 issued and outstanding, actual and pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	12,109	12,109	—

Series E convertible preferred stock, $0.01 par value, no shares authorized, issued and outstanding, actual; 68,770 shares authorized, issued and outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	—	16,875	—

Total mandatorily redeemable, convertible preferred stock	23,659	40,534	—

Stockholders’ equity (deficit):

Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—

Common stock, $0.01 par value; 200,000,000 shares authorized, 3,954,666 shares issued and outstanding, actual and pro forma shares authorized, shares issued and outstanding, pro forma as adjusted	40	40

Additional paid-in capital	—	—

Accumulated deficit	(11,141)	(11,141)

Accumulated other comprehensive loss	(3)	(3)

Total stockholders’ equity (deficit)	(11,104)	(11,104)

Total capitalization	$12,555	$29,430	$

DILUTION

      Our pro forma net tangible book value as of September 30, 1999, after giving effect to (1) our sale of 68,770 shares of our mandatorily redeemable, convertible preferred stock in November 1999 for aggregate proceeds of approximately $16.9 million, (2) the conversion of all outstanding shares of mandatorily redeemable, convertible preferred stock and accrued dividends into            shares of common stock at a ratio of twenty shares of common stock for each share of mandatorily redeemable, convertible preferred stock outstanding and by issuing shares of common stock valued at            per share for the accrued dividends, upon the closing of this offering and (3) receipt of $        million from up to six entities, including The Goldman Sach Group, Inc., in connection with the sale of         shares of common stock in a private transaction concurrent with the closing of this offering at a price per share equal to $          , the assumed initial public offering price less one-half of the underwriting discount and commission, was approximately $          , or approximately $     per share. Pro forma net tangible book value per share represents the amount of our stockholders’ equity, less intangible assets, divided by  shares of common stock outstanding after giving effect to the conversion of all outstanding shares of mandatorily redeemable, convertible preferred stock and accrued dividends into shares of common stock upon completion of this offering.

      Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of            shares of common stock in this offering at an assumed initial offering price of $     per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 1999, would have been $          , or $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders. The offering price of $       per share substantially exceeds $       per share, which is the per share value of our total assets less total liabilities after this offering. Accordingly, new investors in the offering will suffer an immediate dilution of their investment of $ per share. The table below illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of September 30, 1999	$

Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes, on a pro forma basis as of September 30, 1999, the difference between the number of shares of common stock purchased from webMethods, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. In accordance with the following table, new investors will contribute        % of the total consideration paid to us to date in exchange for shares of our stock, in exchange for which they will own        % of our company. The calculation below is based on an assumed initial offering price of $       per share, before deduction:

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing Stockholders		%	$	%	$

New Stockholders

Total		100.0%	$	100.0%

      If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to            shares, or      %, of the total number of shares of common stock outstanding after this offering.

      As of September 30, 1999, there were options outstanding to purchase a total of 3,558,323 shares of common stock under our stock option plan at a weighted average exercise price of $1.68 per share. After September 30, 1999, we granted options to purchase an additional            shares of our common stock at a weighted average exercise price of $     per share. In addition, as of October 31, 1999, there was a warrant outstanding to purchase 4,000 shares of common stock at an exercise price of $1.66 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See note 11 of notes to the consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements and Management Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception (June 12, 1996) through March 31, 1997 and for the years ended March 31, 1998 and 1999 and the consolidated balance sheet data at March 31, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 1997 are derived from consolidated financial statements not contained in this prospectus. The consolidated financial data for the six month periods ended September 30, 1998 and 1999 and at September 30, 1999 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. Historical results are not necessarily indicative of future results and operating results for the six month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ended March 31, 2000.

	Period from
	Inception
	(June 12, 1996)			Six Months Ended
	through	Year Ended March 31,		September 30,
	March 31,
	1997	1998	1999	1998	1999

				(unaudited)

	(in thousands, except per share data)

Consolidated Statement of Operations Data:

Revenue:

License	$11	$99	$3,707	$866	$4,873

Professional services	—	57	582	103	1,296

Maintenance	1	10	173	31	718

Total revenue	12	166	4,462	1,000	6,887

Cost of revenue:

License	—	—	172	21	405

Professional services and maintenance	—	—	482	72	1,334

Total cost of revenue	—	—	654	93	1,739

Gross profit	12	166	3,808	907	5,148

Operating expenses:

Sales and marketing	123	697	4,551	1,446	6,150

Research and development	94	569	1,655	618	2,222

General and administrative	79	287	1,032	314	2,081

Write off of intellectual property	150	—	—	—	—

Total operating expenses	446	1,553	7,238	2,378	10,453

Interest income, net	—	24	134	19	318

Net loss	$(434)	$(1,363)	$(3,296)	$(1,452)	$(4,987)

Accretion and accrued dividends related to mandatorily redeemable, convertible preferred stock	—	(112)	(606)	(166)	(808)

Net loss attributable to common shareholders	(434)	(1,475)	(3,902)	(1,618)	(5,795)

Basic and diluted net loss per common share	$(0.12)	$(0.36)	$(1.08)	$(0.45)	$(1.51)

Weighted average number of common shares outstanding	3,600	4,089	3,605	3,557	3,839

Pro forma basic and diluted net loss per common share	$(0.03)	$(0.10)	$(0.26)	$(0.11)	$(0.39)

Shares used in computing pro forma basic and diluted net loss per common share	14,756	15,245	14,761	14,712	14,994

	As of March 31,			As of
				September 30,
	1997	1998	1999	1999

				(unaudited)

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$193	$2,375	$3,129	$7,123

Working capital	96	2,204	3,335	6,732

Total assets	252	2,649	8,480	18,807

Long-term obligations, net of current portion	—	—	—	—

Mandatorily redeemable, convertible preferred stock	—	4,076	11,118	23,659

Total stockholders’ equity (deficit)	121	(1,741)	(5,574)	(11,104)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion and analysis of the financial condition and results of operations of webMethods should be read in conjunction with “Selected Consolidated Financial Data,” on page 20, and webMethods’ consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors,” on page 5, and elsewhere in this prospectus.

Overview

      We are a leading provider of infrastructure software and services for achieving business-to-business integration, or B2Bi. Our software, webMethods B2B, enables companies to work more closely with their customers, suppliers and other business partners through the real-time exchange of information and transactions over the Internet.

      webMethods was founded in June 1996. We have grown from 17 employees as of March 31, 1998 to 150 employees as of October 31, 1999. During the period from our inception in June 1996 to March 31, 1997, we had revenues of $12,000, an operating loss of $434,000, and were primarily engaged in developing our software and recruiting and hiring personnel. We shipped the first version of webMethods B2B in June 1998. We have released four subsequent versions of webMethods B2B, the most recent of which we began shipping in September 1999.

      Our revenue is derived from sales of licenses of our webMethods B2B software, professional services, and maintenance and support. We generally license our software on a two-year renewable basis, which includes maintenance and support for the term of the renewable license. Periodically, we license our software over a different renewable term or on a perpetual basis. License fees are generally billed upon shipment. Maintenance, which includes the right to receive product upgrades on a when-and-if available basis, is included in renewable licenses for the term of the license. Maintenance on perpetual licenses is generally billed annually in advance. We offer implementation and other professional services on a time and materials basis and training on a fixed fee basis. We began our international direct sales efforts in July 1999. We expect that our revenue from international licenses will grow as we expand our sales efforts abroad.

      Revenue from the sale of software licenses is recognized upon shipment of our software, provided that the fee is fixed and determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is considered probable. Historically, we have not experienced significant returns or exchanges of our software. We recognize software license revenue over the term of the license if the license requires us to deliver unspecified software during its term or if the license contains extended payment terms. Maintenance revenue is recognized ratably over the maintenance period. The portion of revenue from our two-year renewable licenses that is allocated to maintenance and support is recognized over the term of the license. Payments received in advance of revenue recognition are recorded as deferred revenue. Professional services revenue is recognized as the service is performed. Our revenue recognition practices are in accordance with Statement of Position, or SOP, 97-2, as modified by SOP 98-9, which was issued in December 1998. We adopted the provisions of SOP 98-9 for the year ended March 31, 1999.

      Our cost of license revenue primarily includes royalties to third parties for software used in our software and a provision for warranty obligations. Our cost of professional services and maintenance revenue includes salaries and related expenses for our professional services and technical support organizations, costs of third-party consultants we use to provide professional services to our customers and an allocation of overhead and recruitment costs.

      Although revenue has consistently increased from quarter to quarter, we have incurred significant costs to develop our technology and products and to recruit and train personnel for our research and development, sales, marketing, professional services and administration departments. As a result, we have incurred significant losses since inception, and as of September 30, 1999, had an accumulated deficit of $11.1 million. We believe our success depends on rapidly increasing our customer base, further developing our webMethods B2B software and introducing new product enhancements into the marketplace. We intend to continue to invest heavily in research and development, sales, marketing and professional services. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

      We had 150 full-time employees as of October 31, 1999 and intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth and increase demand, we must invest in and implement scalable operational systems, procedures and controls. We must also be able to recruit qualified candidates to manage our expanding operations. We expect future expansion to continue to challenge our ability to hire, train, manage and retain our employees.

Results of Operations

      The following table sets forth consolidated statement of operations data for each of the periods indicated as a percentage of total revenue.

      During the period from June 12, 1996 (date of inception) to March 31, 1997 we were a development stage company with revenues of $12,000 and a net loss of $434,000. At March 31, 1997, we had 5 employees. We have not included percentage data for the period ended March 31, 1997 because the information is not meaningful. For the same reason, we have not included a comparison of the period ended March 31, 1997 to the year ended March 31, 1998.

	Year Ended		Six Months Ended
	March 31,		September 30,

	1998	1999	1998	1999

Percentage of Total Revenue:

Revenue:

License	59.6%	83.1%	86.6%	70.8%

Professional services	34.4	13.0	10.3	18.8

Maintenance	6.0	3.9	3.1	10.4

Total revenue	100.0	100.0	100.0	100.0

Cost of revenue:

License	—	3.9	2.1	5.9

Professional services and maintenance	—	10.8	7.2	19.4

Total cost of revenue	—	14.7	9.3	25.3

Gross profit	100.0	85.3	90.7	74.7

Operating expenses:

Sales and marketing	419.9	102.0	144.6	89.3

Research and development	342.8	37.1	61.8	32.2

General and administrative	172.9	23.1	31.4	30.2

Total operating expenses	935.6	162.2	237.8	151.7

Operating loss	(835.6)	(76.9)	(147.1)	(77.0)

Interest income, net	14.5	3.0	1.9	4.6

Net loss	(821.1)%	(73.9)%	(145.2)%	(72.4)%

Six Months Ended September 30, 1998 and 1999

      Revenue

      Total revenue increased by approximately $5.9 million, or 589%, to $6.9 million for the six months ended September 30, 1999 from $1.0 million for the six months ended September 30, 1998. In March 1999, we agreed to license our webMethods B2B software to SAP AG to include in their software and to provide SAP AG with development services. For this license and these services, SAP AG agreed to pay us a fixed license and development fee payable in eleven quarterly installments beginning with the quarter ended June 30, 1999. We are recognizing revenue under this contract as the payments become due in accordance with SOP 97-2. As a result, SAP AG accounted for approximately 35% of our revenues during the six months ended September 30, 1999. In addition, during the six months ended September 30, 1999, Sterling Commerce accounted for an aggregate of approximately 10% of total revenue and, in the six months ended September 30, 1998, Intelisys accounted for approximately 19% of total revenue.

      License. License revenue increased by approximately $4.0 million, or 463%, to $4.9 million for the six months ended September 30, 1999 from $866,000 for the six months ended September 30, 1998. This increase is primarily attributable to an increase in sales to new and existing customers resulting from increased sales force headcount and a growing acceptance of our webMethods B2B software. License revenue from our relationship with SAP AG, which commenced in March 1999, accounted for approximately $1.8 million, or 38%, of the total license revenue for the six months ended September 30, 1999.

      Professional Services. Professional services revenue increased by approximately $1.2 million, or 1,158%, to $1.3 million for the six months ended September 30, 1999 from $103,000 for the six months ended September 30, 1998. This increase is attributable to the increased licensing activity described above, which has resulted in increased customer implementation activity and follow-on professional services. Professional services revenue attributable to the new SAP AG relationship was approximately $315,000, or 24% of total professional service revenue for the six months ended September 30, 1999.

      Maintenance. Maintenance revenue increased by approximately $687,000, or 2,216%, to $718,000 for the six months ended September 30, 1999 from $31,000 for the six months ended September 30, 1998. This increase is attributable to the increased licensing activity described above. As the majority of our license contracts include post-contract maintenance and support, an increased level of license revenue results in an increased amount of maintenance revenue recognized ratably over the term of the maintenance agreement. Maintenance revenue attributable to the new SAP AG relationship was approximately $277,000, or 39%, of total maintenance revenue for the six months ended September 30, 1999.

      Cost of Revenue

      License. Cost of license revenue increased by approximately $384,000, or 1,829%, to $405,000 for the six months ended September 30, 1999 from $21,000 for the six months ended September 30, 1998. This increase in the cost of licenses is primarily due to the write-off of $236,000 of prepaid third party software licensing fees and, to a lesser extent, to higher license fees paid to third party software developers and provisions for warranty obligations. During the year ended March 31, 1999, we paid $590,000 to a third party for a 30 month license for two products to be embedded into our software product offerings. During the six month period ended September 30, 1999, we developed a solution to replace the functionality of one of the third party products. As a result, we wrote off $236,000, representing the unamortized portion of the third party product no longer being utilized in our product offering. Gross profit margin on license revenue decreased to 92% for the six months ended September 30, 1999 compared to 98% for the six months ended September 30, 1998. This decrease was primarily due to the expensing of $236,000 of third party software licensing fees in the six months ended September 30, 1999.

      Professional Services and Maintenance. Cost of professional services and maintenance increased by approximately 1,753% to $1.3 million for the six months ended September 30, 1999 from $72,000 for the six months ended September 30, 1998. This increase is primarily attributable to increases in the number of professional service and technical support personnel, which increased to 17 people as of September 30, 1999 from two people as of September 30, 1998. In addition, higher travel and recruiting expenses contributed to the increase in cost of professional services and maintenance for the six months ended September 30, 1999. Gross profit margin on professional services and maintenance decreased to 34% of professional services and maintenance revenue in the six months ended September 30, 1999 compared to 46% for the six months ended September 30, 1998. The margin on professional services and maintenance declined due to the costs incurred in expanding our professional services and customer care organization.

      Gross Profit

      Gross profit increased by approximately $4.2 million, or 468%, to $5.1 million for the six months ended September 30, 1999 from $907,000 for the six months ended September 30, 1998. The increase is attributable to the growth in our customer base, which contributed to increased revenue from software licenses, professional services and maintenance. The gross profit margin was 74.7% for the six months ended September 30, 1999, down from 90.7% for the six months ended September 30, 1998. The reduction in the gross profit margin is primarily attributable to the increased proportion of professional services revenue, which generates a lower margin than license revenue, during the six months ended September 30, 1999. The gross profit margin for the six months ended September 30, 1999 was also reduced due to the expensing of $236,000 of prepaid software licensing fees referred to above.

      Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased by approximately $4.7 million, or 325%, to $6.1 million for the six months ended September 30, 1999 from $1.4 million for the six months ended September 30, 1998. The increase in sales and marketing expenses is primarily attributable to an increase in the number of sales and marketing employees and, to a lesser extent, increases in marketing programs. We believe that these expenses will continue to increase in absolute dollar amounts in future periods as we expect to continue to expand our sales and marketing efforts.

      Research and Development. Research and development expenses increased by approximately $1.6 million, or 260%, to $2.2 million for the six months ended September 30, 1999 from $618,000 for the six months ended September 30, 1998. The increase in research and development expenses is attributable to increases in the number of software development, pre-commercial release quality assurance and documentation personnel and in third-party development costs. To date, all research and development expenses have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in future periods.

      General and Administrative. General and administrative expenses increased by approximately $1.8 million, or 563%, to $2.1 million for the six months ended September 30, 1999 from $314,000 for the six months ended September 30, 1998. This increase is primarily attributable to the increases in the number of accounting and finance, human resources, and office administration personnel. In addition, professional service fees, corporate insurance and other general corporate costs increased to support organizational growth. We expect general and administrative costs to continue to increase in absolute dollars, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business, and assume the responsibilities of a public company.

      Interest Income, Net

      Interest income, net increased by approximately $299,000, or 1,574%, to $318,000 for the six months ended September 30, 1999 from $19,000 for the six months ended September 30, 1998. This increase is attributable to increases in interest income that resulted from the approximately $11.7 million in net cash proceeds we generated from the issuance of mandatorily redeemable, convertible preferred stock in May and June, 1999.

Fiscal Years Ended March 31, 1998 and 1999

      Revenue

      Total revenue increased by approximately $4.3 million, or 2,588%, to $4.5 million in fiscal 1999, from $166,000 in fiscal 1998 as we first shipped webMethods B2B at the end of the first quarter of fiscal 1999. During fiscal 1999, two customers accounted for an aggregate of approximately 23% of total revenue. Telstra accounted for approximately 13% and Object Design accounted for approximately 10% of our total revenue. In fiscal 1998, Ericsson, Cisco Systems, JP Morgan and AnswerThink accounted for an aggregate of approximately 63% of total revenue.

      License. License revenue increased by approximately $3.6 million, or 3,644%, to $3.7 million in fiscal 1999 from $99,000 in fiscal 1998. This increase is primarily attributable to the initial shipment of webMethods B2B in June 1998, an increase in sales to customers resulting from increasing our sales force and a growing acceptance of our software.

      Professional Services. Professional services revenue increased approximately $525,000, or 921%, to $582,000 in fiscal 1999 from $57,000 in fiscal 1998. This increase is attributable to the increased license activity described above which resulted in customer implementation activity and follow-on professional services.

      Maintenance. Maintenance revenue increased by approximately $163,000, or 1,630%, to $173,000 in fiscal 1999 from $10,000 in fiscal 1998. This increase is attributable to the increased licensing activity described above.

      Cost of Revenue

      License. Cost of license revenue increased to $172,000 in fiscal 1999 from $0 in fiscal 1998. This increase in the cost of licenses is due to license fees paid to third party software developers for software included in our software and provisions for warranty obligations. Gross profit margin on license revenue decreased to 95% in fiscal 1999 compared to 100% in fiscal 1998. This decrease was attributable to fiscal 1999 costs associated with the above mentioned license fees and warranty obligations, neither of which were incurred in fiscal 1998.

      Professional Services and Maintenance. Cost of professional services and maintenance increased to $482,000 in fiscal 1999 from $0 in fiscal 1998. This increase is primarily attributable to increases in the number of professional service and technical support personnel, which increased to five people at March 31, 1999 from none at March 31, 1998. Gross profit margin on professional services and maintenance decreased to 36% of professional services and maintenance revenue in fiscal 1999 compared to 100% in fiscal 1998. The margin on professional services and maintenance declined due to the costs incurred in expanding our professional services and customer care organization.

      Gross Profit

      Gross profit increased by approximately $3.6 million, or 2,194%, to $3.8 million in fiscal 1999 from $166,000 in fiscal 1998. The increase is attributable to the growth in our customer base, which contributed to increased revenue from software licenses, professional services and maintenance. The gross profit margin was 85.3% for the year ended March 31, 1999, down from 100% for the year ended March 31, 1998. The reduction in the gross profit margin is attributable to the increased proportion of professional services revenue, which generates a lower margin than license revenue, during the year ended March 31, 1999.

      Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased by approximately $3.9 million, or 553%, to $4.6 million in fiscal 1999 from $697,000 in fiscal 1998. The increase in the total amount of sales and marketing expenses is primarily attributable to an increase in the number of sales and marketing employees and, to a lesser extent, increases in marketing programs.

      Research and Development. Research and development expenses increased by approximately $1.1 million, or 191%, to $1.7 million in fiscal 1999 from $569,000 in fiscal 1998. The increase in the total amount of research and development expenses is attributable to increases in the number of software developers and pre-commercial release quality assurance and documentation personnel.

      General and Administrative. General and administrative expenses increased by approximately $745,000, or 260%, to $1.0 million in fiscal 1999 from $287,000 in fiscal 1998. This increase is primarily attributable to increases in the number of administrative and professional services personnel and other general corporate expenses as we grew from 17 employees as of March 31, 1998 to 65 employees as of March 31, 1999.

      Interest Income, Net

      Interest income, net increased by approximately $110,000, or 458%, to $134,000 in fiscal 1999 from $24,000 in fiscal 1998. This increase is attributable to increases in interest income, which resulted from approximately $6.4 million in net cash proceeds we generated from the issuance of mandatorily redeemable, convertible preferred stock in September 1998.

Quarterly Results of Operations

      The following tables set forth consolidated statement of operations data for each of the six quarters ended September 30, 1999, as well as that data expressed as a percentage of our total revenue for the quarter presented. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

	Three Months Ended

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	1998	1998	1998	1999	1999	1999

	(in thousands)

Revenue:

License	$233	$633	$1,064	$1,777	$2,154	$2,719

Professional services	31	72	93	386	564	732

Maintenance	10	21	51	91	321	397

Total revenue	274	726	1,208	2,254	3,039	3,848

Cost of revenue:

License	7	14	53	98	81	324

Professional services and maintenance	29	43	177	233	440	894

Total cost of revenue	36	57	230	331	521	1,218

Gross profit	238	669	978	1,923	2,518	2,630

Operating expenses:

Sales and marketing	625	821	1,291	1,814	2,163	3,987

Research and development	257	361	458	579	661	1,561

General and administrative	139	175	222	496	689	1,392

Total operating expenses	1,021	1,357	1,971	2,889	3,513	6,940

Operating loss	(783)	(688)	(993)	(966)	(995)	(4,310)

Interest income, net	17	2	64	51	101	217

Net loss	$(766)	$(686)	$(929)	$(915)	$(894)	$(4,093)

	As a Percentage of Total Revenue

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	1998	1998	1998	1999	1999	1999

Revenue:

License	85.0%	87.2%	88.1%	78.9%	70.9%	70.7%

Professional services	11.3	9.9	7.7	17.1	18.6	19.0

Maintenance	3.7	2.9	4.2	4.0	10.5	10.3

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue:

License	2.5	2.0	4.4	4.3	2.7	8.5

Professional services and maintenance	10.6	5.9	14.6	10.4	14.4	23.2

Total cost of revenue	13.1	7.9	19.0	14.7	17.1	31.7

Gross profit	86.9	92.1	81.0	85.3	82.9	68.3

Operating expenses:

Sales and marketing	228.1	113.1	106.9	80.5	71.2	103.6

Research and development	93.8	49.7	37.9	25.7	21.8	40.6

General and administrative	50.7	24.1	18.4	22.0	22.6	36.1

Total operating expenses	372.6	186.9	163.2	128.2	115.6	180.3

Operating loss	(285.7)	(94.8)	(82.2)	(42.9)	(32.7)	(112.0)

Interest income, net	6.2	0.3	5.3	2.3	3.3	5.6

Net loss	(279.5)%	(94.5)%	(76.9)%	(40.6)%	(29.4)%	(106.4)%

      Our total revenue has increased in each quarter since we released webMethods B2B in June 1998. Our quarterly increase is due to growth in the number of customers resulting from increased market awareness and acceptance of our software, expansion of our sales organization and an increase in professional services and maintenance revenue that reflects the growth in the installed base of product licenses.

      Our cost of revenue has increased each quarter in conjunction with our increases in total revenue. Cost of license revenue decreased during the quarter ended June 30, 1999 due to the modification of a third-party software license agreement, and increased in the quarter ended September 30, 1999 due to our previously mentioned write-off of $236,000 of prepaid third-party software licensing fees. The contract modification in the quarter ended June 30, 1999 resulted in a prepaid fixed licensing fee that is being amortized over the estimated useful life of the license. The original licensing arrangement established a defined royalty to be paid based on the type and quantity of software licenses sold by us. Cost of professional services and maintenance increased due to the expansion of our professional services and customer care organizations.

      Operating expenses have generally increased in absolute dollars each quarter because of increased staffing in sales and marketing, research and development and general and administrative functions. In addition, sales and marketing expenses have increased due to increases in marketing programs, sales commissions, sales office expenses and our expansion into Europe in June 1999. In addition to costs related to increased headcount, general and administrative expenses have increased due to increases in legal, accounting and other professional fees.

Provision for Income Taxes

      We have incurred operating losses for all periods from inception through September 30, 1999, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the realizability of the deferred tax assets is not currently predictable.

      As of September 30, 1999, we had a net operating loss carry-forward of approximately $5.1 million. These net operating loss carryforwards are available to reduce future taxable income and begin to expire in fiscal 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

      We have financed our operations through private sales of mandatorily redeemable, convertible preferred stock, resulting in net proceeds from inception to September 1999, of approximately $22.1 million, and, to a lesser extent, through bank loans and equipment leases. As of September 30, 1999, we had approximately $7.1 million in cash and cash equivalents, approximately $3.0 million in short-term investments, approximately $4.6 million in long-term investments and approximately $6.7 million in working capital.

      Net cash used in operating activities was $4.0 million in fiscal 1999 and $1.3 million in fiscal 1998. Net cash used in operating activities was $1.1 million for the six months ended September 30, 1999. Net cash flows from operating activities in each period reflect increasing net losses and, to a lesser extent, increases in accounts receivable from fiscal 1998 to fiscal 1999 offset in part by increases in accounts payable, accrued expenses and accrued compensation. Net cash from operating activities for the six months ended September 30, 1999 reflects an increase of $1.5 million of deferred revenue from customer payments that were not recognized as revenue.

      Net cash used in investing activities was $1.9 million in fiscal 1999, $81,000 in fiscal 1998 and $6.6 million for the six months ended September 30, 1999. Cash used in investing activities reflects purchases of property and equipment in each period, and purchases of marketable securities available for sale in fiscal 1999 and the six months ended September 30, 1999. Capital expenditures were $385,000 in fiscal 1999, $81,000 in fiscal 1998 and $570,000 for the six months ended September 30, 1999. Our capital expenditures consisted of purchases of operating resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future.

      Net cash from financing activities was $6.7 million in fiscal 1999, $3.6 million in fiscal 1998 and $11.7 million for the six months ended September 30, 1999. These cash flows primarily reflect net cash proceeds from private sales of mandatorily redeemable, convertible preferred stock. In addition, in November 1999, we raised approximately $16.9 million in net proceeds from the issuance and sale of mandatorily redeemable, convertible preferred stock. We will receive an additional $2.5 million in proceeds from the sale of shares of common stock to be issued in a private transaction concurrent with the closing of this offering. We have an outstanding balance of $200,164 as of September 30, 1999 under a credit agreement. This loan bears interest at the bank’s prime rate plus 1.5% per annum and is secured by substantially all of our assets. Our ability to borrow under this agreement expired on August 17, 1999. We intend to enter into a new credit agreement, the terms of which have not yet been determined.

      We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of the common stock in this offering, together with our existing working capital immediately prior to this offering, will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Year 2000 Readiness

      Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be Year

2000 compliant or risk system failure or miscalculations causing disruptions of normal business activities. Year 2000 compliant means the ability to:

•	correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

•	function according to the product documentation provided for this date change, without changes in operation, assuming correct configuration;

•	respond, as appropriate, to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

•	store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

•	recognize year 2000 as a leap year.

      We have completed an assessment of the year 2000 compliance of our software and systems. We believe that all of the software we currently offer to our customers were year 2000 compliant at the time of installation. We have conducted tests internally to validate the compliance of the software we sell. In addition, we have designed our software to allow its continued operation and easy recovery if we experience date-related problems. We cannot be certain, however, that these tests have detected and design features have anticipated all potential year 2000 problems. It is also possible that our customers, members of our customers’ trading networks or portals using webMethods B2B may experience problems while using our software because of Internet problems or third-party software and systems that are not year 2000 compliant. We have reviewed year 2000 compliance statements made by vendors of our internal software systems, such as accounting, customer service and payroll systems. In addition, these software systems have been acquired in the past 12 months. Based on our review and assessment, we believe that our internal software systems are year 2000 compliant. Our internal systems are backed up daily, so any operating disruptions would result in minimal loss of data. In addition, all of our critical hardware has been acquired in the past two years and is not hardware normally associated with potential year 2000 compliance problems. However, it is possible that our software systems or hardware could contain undetected problems that could cause serious and costly disruptions.

      To date, because we have used our internal resources to assess year 2000 readiness of the software we offer to our customers and our internal systems, we have not incurred significant incremental costs in order to assess and comply with year 2000 requirements. We do not believe we will incur significant incremental costs in the foreseeable future.

Recently Issued Accounting Pronouncements

      In March 1998, the AICPA issued SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. This SOP is effective for our fiscal 2000 financial statements. This SOP required capitalization of certain costs of computer software developed or obtained for internal use. We do not expect that the adoption of this SOP will have a material impact on our results of operations or financial position.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. We do not currently utilize derivative financial instruments; therefore we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.

Qualitative and Quantitative Disclosures about Market Risk

      We develop products in the United States and market our products in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Substantially all of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures are required.

BUSINESS

      The following description of our business contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Some of the factors that may cause such results to differ include, but are not limited to, those discussed in “Risk Factors” on page 5 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 22.

Overview

      We are a leading provider of infrastructure software and services for achieving business-to-business integration, or B2Bi. B2Bi software is a new category of software that enables companies to work more closely with their customers, suppliers and other business partners through the real-time exchange of information and transactions. We achieve this integration by connecting our customers’ existing enterprise applications over the Internet. Our customers can use our software, webMethods B2B, to achieve varying levels of integration, from integration with a single business partner up to full integration across an entire trading network. With webMethods B2B, a company’s portfolio of existing enterprise applications can be extended to its customers, suppliers and other business partners. Our software is also integral to the operation of a number of major business-to-business marketplaces such as mySAP.com.

      webMethods B2B permits our customers to rapidly and cost effectively deploy new real-time business-to-business e-commerce applications by integrating their existing enterprise systems with those of their business partners. For example, webMethods B2B can improve supply chain management by integrating the procurement, order processing, inventory management, shipping and fulfillment systems and enterprise resource planning systems of companies doing business together. As a result of this integration, inventory can be automatically replenished, orders can be processed faster and more accurately, components can be shipped sooner and customer queries can be addressed more rapidly. By using our webMethods B2B software, we believe that our customers can:

•	Create new revenue opportunities due to improved customer retention, improved customer service and the ability to deliver additional value-added services and customized product offerings;

•	Strengthen relationships with their customers, suppliers and business partners due to new direct, secure connections across multiple computing platforms, applications and protocols;

•	Improve supply chain efficiencies through shortened cycle times, lower inventories and reduced error rates; and

•	Increase return on investment from existing enterprise software systems.

      We market our software globally through a direct sales force and a number of resellers and systems integrators. A key element of our sales and marketing strategy is to leverage our relationships with our customers and business partners. We believe that by providing solutions to leading buyers, suppliers, portals and enterprise software and hardware companies pursuing B2B e-commerce opportunities, our software sales will increase substantially as our technologies become more widely deployed in the marketplace. Our installed base of customers has helped fuel demand for our products by introducing their customers, suppliers and other business partners to our products.

      webMethods B2B has been licensed to customers in a variety of industries including high-technology manufacturing, telecommunications, financial services, shipping and logistics, chemicals and insurance. As of October 31, 1999, we had over 100 customers including SAP AG, Eastman Chemical, W.W. Grainger, Dell Computer, Sterling Commerce, Telstra, and Lexmark, who were our largest customers, based on total orders received to date. In addition, we have established strategic relationships with leading business-to-business e-commerce marketplaces such as mySAP.com, the Ariba Network, Clarus Supplier Universe, Grainger.com, OrderZone.com, VerticalNet and Intelisys, many of which have purchased our software to operate their trading networks. We also have strategic relationships with enterprise application vendors that incorporate our technology into their software or resell our software. We are an SAP AG development partner and have licensed a version of our software to them for inclusion into their products.

Industry Background

      Growth of the Internet and Business-to-Business Electronic Commerce

      The competitive environment for businesses has intensified dramatically in recent years, causing companies to seek new ways to generate sustainable competitive advantages. Over the last decade, companies have invested heavily in enterprise applications to automate and improve the efficiency of their internal business processes. As competition has increased and markets have become more dynamic, companies have begun to recognize that they must coordinate more closely with their customers, suppliers and business partners. Traditional enterprise applications, however, do not readily support business processes beyond the borders of an enterprise. As a result, companies relying only on their enterprise applications have not been able to easily integrate their business processes with those of their customers, suppliers and other business partners to achieve productivity gains.

      In the midst of this environment, the Internet has emerged as a crucial medium for electronic commerce. The widespread adoption of the Internet as a business communications platform has created a foundation for B2B e-commerce that has already enabled organizations to tap new revenue streams, streamline cumbersome processes, lower costs and improve productivity. We believe the next wave of business innovation will focus on greater collaboration among businesses and the sharing of business processes among members of a business community. Businesses are seeking a B2Bi solution that allows them to utilize their existing portfolio of enterprise applications to exchange information and transact business with customers, suppliers and other business partners over the Internet.

      Based on the growth of the Internet and the expectations for growth in e-commerce, we believe the market opportunity for B2Bi software and services is substantial. Research has been conducted to project the size of the B2Bi market. This research is based on interviews and surveys of industry associations and companies and measures only revenue to be received from Internet commerce sites. According to Forrester Research, revenue generated from business-to-business e-commerce will exceed $1.3 trillion by 2003, representing a far larger market opportunity than business-to-consumer e-commerce. In an attempt to capitalize on this opportunity, businesses are spending heavily to develop the infrastructure to communicate and transact business effectively over the Internet. International Data Corporation, or IDC, projects that the Internet commerce application market will grow from $444 million in 1998 to over $13 billion in 2003.

      Current Approaches to Business-to-Business Integration Are Inadequate

      The variety of computing environments and the inability to share information across those environments have been a major impediment to B2Bi. For example, the co-existence of mainframe-based legacy systems and enterprise applications within a single business often makes it difficult to share information internally. More importantly, many organizations’ applications, particularly their enterprise resource planning, or ERP, systems, were not designed to communicate outside of an enterprise, making business-to-business communication difficult.

      Current B2Bi approaches are costly, problematic and ineffective. For example, traditional electronic data interchange, or EDI, is inflexible because it is based on pre-defined, fixed data formats that are not easily adjusted. EDI usually requires the use of expensive and proprietary communications networks and software and often requires difficult and time-consuming point-to-point integration. In addition, EDI is not readily scalable for large numbers of business partners, and because it is batch processed, it lacks real-time data exchange capability. It has taken years and millions of dollars to implement EDI trading networks among large communities of business partners.

      Enterprise application integration, or EAI, software and other middleware technologies also fail to fully deliver B2Bi. These packages integrate systems within a single company, but typically cannot provide the open and scalable inter-company integration that is critical for B2Bi. EAI relies on proprietary, custom architectures and software, which must be implemented by all parties to enable any inter-company usage. It is difficult to convince multiple parties in a trading network to implement the same products or technologies. In addition, EAI solutions experience operating difficulties because many corporate security firewalls do not readily recognize the communications protocols these solutions employ.

      First generation e-business Web sites based on Hypertext Markup Language, or HTML, also do not address the requirements of B2Bi. HTML is designed chiefly for the presentation of data, and does not directly support data exchange between the enterprise applications of participating companies. Since these Web sites were designed primarily for human-to-system communication, they are difficult to incorporate into shared multi-company business processes that require system-to-system communication. Achieving this integration usually requires significant re-keying of data from at least one, if not both, parties to a transaction, increasing costs and rates of error. For example, many large companies that procure goods from their suppliers’ Web sites must first enter orders into an internal enterprise application and then completely re-key them into vendors’ Web sites through their Web browsers.

      While recently developed Internet procurement and order management applications often reduce the overall cost of procurement, they do not provide comprehensive B2Bi. These applications generally focus on ordering goods, such as office supplies, that do not become part of a finished product, rather than the procurement of goods that become part of a company’s own products. The automation of procurement over the Internet of goods used to manufacture a product requires inter-company, system-to-system integration of ERP and manufacturing applications.

      A comprehensive B2Bi solution must provide companies with integrated direct links to their major customers and suppliers, while also facilitating participation in B2B marketplaces to leverage their networks of buyers and suppliers. It should also allow companies to offer their business partners the ability to exchange information and conduct transactions across the Internet securely, reliably and in real time, regardless of installed technology infrastructure. To meet the challenges raised by the changing competitive environment, organizations are searching for a solution that provides comprehensive B2Bi. The existing approaches have proven inadequate due to their high cost, inflexibility and inability to easily adapt to large numbers of business partners. In addition, existing approaches have typically encountered difficulties working across many corporate security infrastructures.

The webMethods Solution

      Our solution provides the foundation for a new class of B2Bi applications that can be delivered with shorter, more cost-effective implementation cycles and the ability to scale to large numbers of business partners. webMethods B2B provides companies with integrated direct links to buyers and suppliers, connects them to major B2B marketplaces and enables real-time, interactive communication through the Internet regardless of existing technology infrastructure. Our webMethods B2B software provides support for a broad range of current and emerging B2B communication standards, including eXtensible Markup Language, or XML, traditional EDI, Open Buying on the Internet, or OBI, and XML-based e-commerce frameworks, such as RosettaNet, cXML and Microsoft BizTalk. With webMethods B2B, the benefits provided by internally-focused enterprise applications can be extended beyond a single company to its customers, suppliers and business partners. We also offer our customers the ability to choose varying levels of business partner integration, from minimal integration with a single business partner up to full integration across an entire trading network. In addition, because our solution operates with many disparate systems and supports many different B2B communication standards, it can be implemented by multiple business partners without long and expensive implementation cycles or the need for consensus among business partners regarding communication standards. We believe that our solution provides our customers:

      New Revenue Opportunities. Our solution enables companies to increase market share by allowing them to bring products to market more quickly, and to provide value-added services to their customers. For example, a manufacturer can use our software to make it easier for customers to purchase products by linking its customer’s internal procurement application directly to the manufacturer’s ordering system. Value-added services may also include the provision of data concerning purchased goods for direct incorporation into a customer’s asset management system. In the financial services industry, the ability of webMethods B2B to manage and exchange many XML document formats can be used to create and configure new financial products and services. This capability allows companies to rapidly offer new and more targeted products and services to customers.

      Strengthened Relationships with Customers, Suppliers and Trading Partners. Our solution gives companies the ability to interact directly and securely with a variety of customers, suppliers and other business partners, resulting in improved coordination and decreasing the time it takes to respond to increasingly rapid changes in their markets. For example, to further improve their relationships with their customers, companies may directly link their customer relationship management, or CRM, systems through the webMethods B2B solution. This CRM system integration allows customers to use their own uniform problem reporting systems to enter and track product or service problem reports, which are communicated to their vendors and facilitates the coordination required to resolve open issues. Furthermore, because our solution requires limited customization and does not require all the parties in a trading network to install identical software, trading partners are able to rapidly develop trading networks in a cost effective manner.

      Improved Supply Chain Efficiencies. Achieving a close degree of collaboration with suppliers allows many companies to realize cost efficiencies by outsourcing a significant share of their manufacturing. With or without an outsourcing strategy, companies can use our software to achieve significant cost savings and productivity enhancements by reducing cycle times, lowering inventories and reducing error rates through the real-time exchange of information. Closer integration with their suppliers and buyers helps our customers improve their planning and forecasting capabilities. Additionally, our customers can use webMethods B2B to gain the competitive advantage of providing their customers with real-time pricing and availability information for key products and services. For example, webMethods B2B can enable a company to automatically check the availability of a requested item in its supplier’s inventory and relate pricing, availability and shipping information directly to its customer. An order for the requested item could then be automatically entered directly into the supplier’s order processing system. For suppliers, direct receipt of orders in this way means the order can reach the supplier’s manufacturing operation in minutes, compared to the hours or days taken when the order is received by fax or EDI.

      Increased Return on Technology Investments and Rapid Implementation. Over the years, companies have invested significant amounts in ERP and other enterprise applications. Our solution maximizes the returns on these investments by extending the benefits provided by those applications to a company’s customers, suppliers and other business partners. We believe our solution entails lower deployment costs than competing products, in part because limited customization is required. Implementation time for our software averages about six weeks, which allows our customers to begin deriving benefits quickly. Our solution is also easily scalable to accommodate the growth of a customer’s trading network. As our customers’ trading networks and the number of transactions grow, they can continue to use our software for their e-business requirements without having to acquire new software products.

The webMethods Growth Strategy

      Our objective is to enhance our position as a leading global provider of B2Bi infrastructure software and services that enable companies to easily and effectively link their existing business applications and share data in real-time over the Internet. To achieve this goal, we are pursuing the following strategies:

      Leverage Customers and Partners as Distribution Channels. We believe that because we provide solutions to some of the leading e-commerce buyers, suppliers, portals and enterprise software and hardware companies, our product sales benefit from a multiplier effect as our customers expose more of their business partners to our solution. As of October 31, 1999, we had over 100 customers including SAP AG, Eastman Chemical, W.W. Grainger, Dell Computer, Sterling Commerce, Telstra and Lexmark. We have established strategic relationships with leading B2B e-commerce marketplaces such as mySAP.com, the Ariba Network, the Clarus Supplier Universe, Grainger.com, OrderZone.com, VerticalNet and Intelisys, many of which have purchased our products to operate their trading networks. We also have relationships with leading enterprise application software providers including SAP AG and Baan. We believe that we can leverage our base of customers and business relationships into additional direct sales. For example, our relationship with SAP AG gives us access to SAP AG’s customer base of over 12,000 leading companies worldwide. SAP AG is offering its customers the SAP Business Connector, an OEM version of webMethods B2B that can only be used to integrate SAP applications. This provides us with significant opportunities to sell to these customers our full webMethods B2B product, which supports integration of non-SAP applications.

      Extend Technology and Product Leadership. We believe that we have developed the broadest and most comprehensive B2Bi software currently available, supporting more B2B protocols and data format standards than any competing product. We have been a pioneer in the application of XML and Java technologies for B2B integration and e-commerce. We intend to continue investing in research and development and to remain actively involved with industry standards bodies to ensure that our products incorporate developing technology and industry standards. We also intend to increase the performance, functionality and ease of use of our software by integrating new technologies and supporting a wider range of enterprise applications. In the future, we may acquire technology or businesses that enhance or complement our technology.

      Leverage Professional Services Capabilities. We have established strong relationships with our customers by designing and developing successful B2Bi solutions for them. In order to continue this, we plan to expand our direct professional services capabilities by increasing the number of our professional services consultants and adding additional service locations throughout the United States and Europe. In addition, we intend to offer quality professional services through third-party alliances. We are currently developing additional relationships with major system integrators. For example, in November 1999, we entered into an agreement with KPMG to jointly deliver B2Bi solutions to mutual customers. We believe that developing these relationships will provide us with the ability to manage multiple concurrent, large-scale projects while maintaining our commitment to quality service. We intend to commit significant resources, both financial and personnel, to providing professional services support to certain customers that are creating major B2B marketplaces and trading networks. We believe that devoting significant resources to these key relationships will lead to increased opportunities to license additional software to these customers and their business partners. Creating a strong base of successful and high profile customers is essential to the continued growth of our business.

      Expand Global Sales Efforts. We plan to aggressively pursue a global, multi-channel distribution strategy that leverages both our direct sales force and our relationships with resellers, systems integrators and international distributors. We currently have eleven offices around the world including eight offices in North America and sales and support offices in the U.K., Germany, and the Netherlands. We plan to expand our international presence by establishing additional overseas offices in Europe and expanding our indirect sales channels in Europe and Asia. In addition, we plan to increase our customer and partner base through aggressive sales and marketing campaigns and by conducting joint marketing efforts with some of our customers and partners. As of October 31, 1999, we had 65 employees dedicated to sales and marketing.

      Further Develop Model for Predictable, Recurring Revenue. We believe our revenue model is designed to provide substantial and predictable recurring revenue. We have developed a multi-faceted revenue model that provides revenue from a number of sources, including new license sales, license renewals, maintenance fees, professional services and OEM licenses. We expect that our market leadership position and our network of strategic relationships will drive new license sales. Although most software providers offer perpetual licenses with a single payment received at the time of the license grant, we typically offer two-year renewable software licenses. At the end of two years, customers can either renew for another two-year period, with a new license fee due, or terminate their license. We believe that, because of the critical nature of the services performed by webMethods B2B, renewal rates will be high, which should provide a source of predictable revenue over time. In addition, as part of our comprehensive solution, we provide professional services to insure the successful implementation and deployment of our software. We have also entered into long-term OEM and other licenses that provide an additional source of revenue.

Products and Services

      We began commercial shipments of our webMethods B2B software in June 1998. Since then, we have continued to enhance the functionality and performance of webMethods B2B. The most recent version,

webMethods B2B 3.0, was first shipped in September 1999. We also recently introduced webMethods B2B for Partners, which our customers can supply to their business partners to accelerate their B2Bi.

      webMethods B2B contains features that help integrate business partners, marketplaces, buyers and suppliers into online trading networks. Our software helps companies directly integrate with their business partners while also participating in B2B marketplaces and portals. Our software supports a broad range of current and emerging standards for B2B communications, including XML, traditional EDI, OBI and XML-based e-commerce frameworks such as RosettaNet, Commerce XML and Microsoft BizTalk. In addition, webMethods B2B provides support for and interoperability with EDI applications, such as TSI Mercator and Sterling Commerce’s GENTRAN. Our product offerings are summarized below:

Offering	Description	Shipment Date
webMethods B2B	Enables enterprises to leverage existing applications to achieve B2B integration by facilitating secure, real-time exchange of data over the Internet.	Version 1.0 – 6/98 Version 2.0 – 10/98 Version 2.1 – 3/99 Version 2.5 – 7/99 Version 3.0 – 9/99
Provides support for a broad range of B2B standards, protocols and data formats.
Integration Modules for ERP Applications	Permits companies to integrate with key business partners using popular ERP systems by providing a secure, reliable method for exchanging data through ERP application interfaces in XML and other formats over the Internet.	SAP R/3 – 10/98 Baan – 9/99 Sterling Commerce GENTRAN – 9/99 Oracle – under development PeopleSoft – under development J. D. Edwards – under development IBM MQ Series – under development
High Availability Option	Provides fault-tolerant features, including automatic fail-over in multi-server and multi-machine configurations, required by inter-enterprise applications having high-availability requirements, such as supply chain integration and automated procurement applications.	9/99
webMethods B2B for Partners	Restricted version of webMethods B2B designed to link one individual enterprise to a single portal or to another enterprise running webMethods B2B.	9/99

Product Architecture and Technology

      webMethods B2B has been designed to allow our customers to achieve B2Bi with business partners in less time, at lower cost and with fewer alterations to their existing applications than current alternatives. The fundamental components of our architecture are illustrated below:

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     Product Components

      The webMethods B2B Integration Server, the webMethods B2B Developer and the set of webMethods B2B Integration Modules comprise the principal components of webMethods B2B. These components work together to create and execute intercompany applications and data exchanges that link enterprise and legacy applications, databases, EDI software and Web sites between companies participating in online trading networks.

      The webMethods B2B Integration Server automates the exchange of data across the Internet by securely and reliably transporting, mapping and transforming business documents and data messages of different types among a diverse array of applications and databases. An integration server is a software product that integrates various forms of electronic information and communicates, usually in the form of a Web-based application, with the computers of users accessing the information. Applications may directly access Web data across the Internet in real-time without the need for costly application redevelopment. The webMethods B2B Integration Server integrates both customer and partner sides with applications developed in a variety of languages and technologies. Because the webMethods B2B Integration Server provides open application interfaces and supports a wide array of current and emerging B2B data standards, our software can successfully integrate otherwise incompatible enterprise applications, EDI and EAI deployments and HTML-based Web sites.

      Unlike proprietary EAI applications, the webMethods B2B Integration Server can perform all communications using standard Hypertext Transport Protocol, or HTTP, as the data transport protocol. For this reason, communications sent through the webMethods B2B Integration Server are not rejected by corporate firewalls that generally exclude communications sent using proprietary protocols. We have invested significant resources so that our server software is able to utilize HTTP without compromising security, reliability or performance.

      The webMethods B2B Developer is a development, testing and management environment used by application developers and system integrators to define data flow definitions and transformations between inbound and outbound business documents and messages, and the enterprise applications or Web sites that will create and receive them. These data flow definitions and transformations are displayed and manipulated using familiar visually oriented tools and metaphors. The webMethods B2B Developer is also able to define conversions between XML documents of different types. For instance, it can be used to define a conversion from a purchase order in Commerce XML format into the equivalent Open Applications Group data format. The webMethods B2B Developer provides the capability to upload the data flow definitions and transformations to the webMethods B2B Integration Server, which executes them on actual business documents and messages.

      webMethods B2B Integration Modules provide functionality specific to a particular enterprise application, such as Baan or SAP R/3, that permits its application programming interfaces to be accessed securely and reliably by business partners across the Internet. This differentiates them from the adaptor modules employed by proprietary EAI products for purely internal integration. We also provide documentation and software tools that allow our customers to build their own custom integration modules.

     XML

      Our software suite makes extensive use of eXtensible Markup Language, or XML, a relatively recent standard that defines a universal method for structuring data. We believe that XML will be a key enabler of both B2B e-commerce and the open integration of applications across enterprises in general. XML was formally recommended by the World Wide Web Consortium as a standard in February 1998. Since then, a number of industry leaders, including Microsoft, SAP AG, IBM, Sun and Oracle, have announced support for XML.

      Unlike HTML, the standard currently used in most Web applications, XML permits data to be coded for content rather than solely for presentation. This coding difference allows applications to examine and manipulate data contained in a document. Descriptive tags are attached to each piece of data so applications can understand the meaning of the data and process it accordingly. This feature eliminates the need for re-keying data transmitted across the Internet.

      XML is a standard, not a technology, and therefore, existing applications must be adapted to learn to communicate using XML and integration servers are required to process, route and translate data. Furthermore, to properly utilize XML, a method must be found to translate between the various XML document types that proliferate among organizations. A solution must offer services to ensure acceptable performance and maintain security. Our webMethods B2B Integration Server and webMethods B2B Developer provide the infrastructure required to manage the integration process, securely and reliably route requests and translate messages that conform to different document types.

     Cross-Platform Support and Compatibility

      webMethods B2B has been developed exclusively in the Java programming language, which means webMethods B2B can be readily deployed on almost all commonly available computing hardware and operating systems. This makes it easy to deploy the webMethods B2B solution across a large trading network running different hardware and operating systems. We currently support major server platforms, such as Microsoft Windows NT, Sun Microsystems Solaris, Linux, Hewlett Packard HP-UX and IBM AIX. We are able to support other server platforms, which run operating systems, at a customer’s request. In addition, the webMethods B2B Developer can be run on top of Windows 95 and Windows 98 operating systems.

     Scalability, Performance and Reliability

      webMethods B2B has been designed to handle thousands of simultaneous business partner connections and service a high volume of transactions among partners. Using a multi-server, multi-threaded architecture, our software’s performance is optimized for multi-processor systems, and supports high-volume server-side processing of business documents. Business partners that are both running webMethods B2B can take advantage of guaranteed delivery features that ensure that critical messages or business documents get delivered from one partner to another.

     Reusable B2B Services Architecture

      webMethods B2B is built around a reusable architecture for B2B services, which models business processes and operations such as purchase order submission and order tracking. The webMethods B2B Developer includes graphical development tools permitting B2B services to be reused and combined across multiple trading partner relationships.

     Support for Large Numbers of Trading Partners

      webMethods B2B includes features that allow companies to readily manage deployments across a large number of trading partners. For instance, a package replication feature allows an administrator to bundle a set of B2B service definitions, code and data transformations that provide a certain B2B capability, such as order receipt, into a package that can be automatically replicated across an entire network of business partners.

     Security

      webMethods B2B contains a comprehensive set of security features that enable enterprises to utilize the Internet to transmit proprietary information with confidence. These features can provide security even if the webMethods B2B Integration Server is used by only one party to a transaction. Our software includes X.509 digital certificates, RSA public key encryption, SSL encryption, which are ways to encode information transmitted over the Internet to make it unintelligible to all but intended recipients, and access control lists to ensure authentication, authorization and data privacy. In addition, because all communications sent through the webMethods B2B Integration Server can be sent using HTTP, which passes through corporate firewalls, our customers’ business partners are not required to modify their applications’ security features.

     Ladder of Integration

      We offer our customers and their business partners the option to choose the level of integration they desire. Our “Ladder of Integration” allows flexibility by providing integration solutions that do not depend on business partners having the same technologies or levels of integration. Business partners may advance to higher levels of integration as their needs change. New partners can be added to existing networks with minimal effort because existing applications do not require extensive changes as partners’ applications and data formats develop over time.

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      As illustrated by the above diagram, business partners may choose from the following integration levels:

•	The minimal level of integration connects our customer’s webMethods B2B Integration Server to its business partner’s HTML or XML-based Web site. This option requires no adjustments to the business partner’s system.

•	A more advanced level of integration connects our customer’s webMethods B2B Integration Server to its business partner’s XML or other B2B integration server using common Internet B2B protocols or message formats such as Commerce XML, EDI and RosettaNet. Although this option requires that our customer and its business partners agree upon the protocol or message format to be used for business documents, no changes to the business partner’s system are necessary.

•	Full integration involves both our customer and its business partner using webMethods B2B. Our customer and its business partners may fully integrate ERP systems and/ or legacy applications for real-time interactive data exchange. Because webMethods B2B is managing communications on both sides of a transaction, our customers can take advantage of value-added services such as guaranteed delivery of business documents or messages.

     Professional Services and Customer Care

      As part of a complete solution, we offer comprehensive professional services that complement our software, including strategic planning, project management and systems integration, as well as consulting services and training relating to our software products. As of October 31, 1999, our professional services and customer care group consisted of 22 employees.

      Professional Services. Our professional services are integral to our ability to provide customers with successful B2Bi solutions. A majority of our customers make use of our professional services to help them design and develop a successful business solution. Our experienced consultants work with customers to design a solution based on our customers’ existing applications and required functionality and then ensure that the selected solution is successfully implemented, from installation to ongoing maintenance. Our consultants have participated in or led a number of important B2B integration projects for our customers and partners, including the development of my SAP.com marketplace for SAP AG, development of the Ariba Network and the Commerce XML specification for Ariba, and the Grainger.com and OrderZone.com portals for W.W. Grainger.

      To supplement our internal professional services capabilities, we have established strategic relationships with several consulting firms, including KPMG, Deloitte & Touche Consulting Group, AnswerThink, Intelligroup and Lante. These system integrators provide webMethods with a substantial body of expertise relating to enterprise applications and the creation of B2B e-commerce networks, as well as the flexibility to handle both large and small projects and deliver complete solutions. These systems integrators also give us feedback on our software and its implementation that we can incorporate into product enhancements. We believe these relationships benefit our business by exposing our software to the substantial customer base of each of these systems integrators.

      Services are provided by either our professional services group or third-party systems integrators and include the following:

•	architecture and application design services;

•	application development;

•	installation services;

•	testing and implementation services and maintenance services; and

•	on-site support and coaching.

      We charge for these services on a time and materials basis and provide them through our professional services groups based in our Fairfax, New York, Chicago and San Francisco facilities. We plan to increase the number of our professional services consultants and add additional service locations throughout the United States and Europe.

      Customer Care. We believe that offering a superior level of customer service is essential for our long-term success. Because customer service is a standard feature of our licenses, almost all of our customers utilize our customer support. We offer our customers a choice of several levels of customer support, all of which provide dependable and timely resolution of customer technical inquiries. Our most comprehensive option offers support 24 hours, seven days a week. We are committed to resolving customer inquiries in a rapid and cost-effective manner. In addition, our customers can access our online customer newsgroup to benefit from the experiences of other companies in using our software.

      We also provide our customers with education and training. We regularly offer training courses for the software professionals responsible for implementing our software. These training courses provide practical instruction on topics such as the potential uses of our software, creation of XML schemas for different types of business documents, integration of data from multiple internal and external sources, automation of data-sharing by business partners using the Web, bundling and redeployment of usable business logic and administration and maintenance of webMethods B2B. We also provide customized classes at our customers’ locations.

Customers

      As of October 31, 1999, we had licensed our software to over 100 customers. In the fiscal year ended March 31, 1999, two customers, Telstra and Object Design accounted for approximately 13% and 10%, respectively, of our total revenues. During the six months ended September 30, 1999, SAP AG and Sterling Commerce accounted for approximately 35% and 10%, respectively, of our total revenues. Our customers are predominantly Global 2000 companies and represent a broad spectrum of enterprises within diverse industry sectors, including high-technology manufacturing, telecommunications, financial services, shipping and logistics, chemicals, insurance, and business-to-business marketplaces. The following is a partial list of customers that have licensed our software and that we believe are representative of our overall customer base:

Chemical Industry
Ashland Chemical
FMC
Geon
Occidental Chemical

Federal
GSA
NSA

Financial Services
Citibank
Dresdner Kleinwort Benson
Dun & Bradstreet
ePlus
First Union
KeyBank
Security First Technologies

Insurance
Channelpoint
Euler American Credit

Shipping and Logistics
DHL
Orbital Sciences

eProcurement and B2B Marketplaces
Ariba
Clarus
Collabria
Concur
Grainger.com
Indus
Intelisys
MRO.com
mySAP.com
OrderZone.com
SupplyWorks
TechTrader
VerticalNet

Travel Services
Sabre

Enterprise Applications Vendors and Resellers
Oracle
Persistence
PSDI
SAP AG
Sterling Commerce

High-Technology Manufacturing
3Com
Cisco Systems
Compaq
Dell
Hewlett Packard
Lexmark International
National Semiconductor
NEC Systems
Siemens
Unisys

Telecom
AT&T Networks
Bell Atlantic
Cable & Wireless
Ericsson
Telstra

Industrial/ Distribution
Alliant Food Service
Instill
Marshall Industries
Partnet
Premier
W.W. Grainger

Media/ Retail
barnesandnoble.com
washingtonpost.com

      The following case studies illustrate how three representative customers have deployed our webMethods B2B software to achieve B2Bi.

      Dun & Bradstreet compiles information concerning the credit-worthiness of millions of companies world-wide. This information is compiled from diverse third-party sources, with databases that use a variety of techniques for storing and transferring data. Although Dun & Bradstreet had invested in EDI links with a number of its most extensively used sources, it was costly to establish EDI links with each source of information. Accordingly, preparation of customized reports for D&B’s customers was frequently time-consuming and labor-intensive. Moreover, D&B’s clients experienced difficulty adapting the information transmitted by D&B for use in their own applications.

      Using webMethods B2B, we helped D&B set up a global access platform for credit information. Information from disparate D&B sources, which use otherwise incompatible systems, can now be integrated rapidly. Unlike D&B’s EDI application, sources may contribute data over the Internet without changing their own systems. The global access platform has also changed the form of the credit information that D&B’s customers receive. D&B’s customers now choose the data they wish to receive from an online catalog of clusters or fields of data relating to companies. Customers may extract and process the data streams, embedding the data directly into their existing applications.

      Our technology helped D&B and its customers leverage their existing applications and increase return on investment by decreasing the time and effort needed to assemble credit information, customize it and adapt it for customers’ use. In addition, our technology allowed D&B to offer its customers a new product: customized streams of data that feed directly into a customer’s existing applications. This new product will allow D&B’s customers to make faster and more accurate credit evaluations of potential business partners, borrowers or insured parties.

      W.W. Grainger is a leading provider of maintenance, repair and operating, or MRO, supplies and services to businesses. Grainger has established two B2B marketplaces, Grainger.com and OrderZone.com, in which Grainger’s customers may order MRO supplies through online catalogs. OrderZone.com, the newer of the two marketplaces, provides a one-stop, online B2B service for procurement of MRO supplies and services. Customers can purchase products from a number of different suppliers by placing a single order, then receive a single invoice.

      In order to connect Grainger.com and OrderZone.com to Grainger’s existing SAP R/ 3 ERP application, Grainger chose webMethods B2B with the SAP R/ 3 integration module. Grainger.com and OrderZone.com customers now receive real-time information on pricing and availability of products directly from Grainger’s internal system. Customer orders are automatically transferred into Grainger’s applications, eliminating the time and labor involved in re-keying of data. In addition, webMethods B2B connects Grainger.com and OrderZone.com to other B2B marketplaces, enabling Grainger to be a featured supplier on those marketplaces.

      Dell Computer Corporation is the world’s leading direct computer systems company. As part of its online initiative, Dell maintains more than 35,000 Premier Pages for its customers. These customers may shop through their specific Premier Page, where they select products and deposit them directly into an online shopping cart. To further its online services to customers, Dell has chosen to implement webMethods B2B. Dell chose webMethods B2B because it supports a broad range of Internet standards, including XML.

Strategic Relationships

      To increase our leadership in the market, we have formed strategic alliances with B2B e-commerce portals and marketplaces, enterprise application vendors, B2B e-commerce technology leaders and system integrators. These relationships enable us to capitalize on the growing market for e-commerce solutions by embedding and integrating our software into the products and services provided by our strategic partners. In addition, many of these relationships expose our software to the customer base of these companies. Our strategic relationships include the following:

Parties	Relationship	Examples
Portals and Marketplaces	webMethods B2B serves as the infrastructure and transaction engine that links existing applications of buyers and sellers to B2B portals and marketplaces.	mySAP.com, MRO.com, Clarus Supplier Universe, Intelisys

Enterprise Application Vendors and Resellers	Resell webMethods B2B as part of their offerings or include webMethods B2B in their own products.	Sterling Commerce, SAP AG, PSDI, Persistence Software

B2B Technology Relationships	Collaborate on new technologies and standards that build on our B2B and XML expertise.	Microsoft, Ariba, Infinity

System Integrators	Provide consulting and technical services support for our products, including implementation and maintenance.	KPMG, Deloitte & Touche, AnswerThink, Intelligroup, Lante

Relationship with SAP AG

      To date, based on actual and anticipated license revenue, our relationship with SAP AG is our most significant strategic relationship. In March 1999, we entered into a development partner agreement with SAP AG.

      Our relationship with SAP AG provides us with an important endorsement of our software, will expose the capabilities of a restricted version of our webMethods B2B software to the SAP AG customer base and gives us the opportunity to license the unrestricted version of our webMethods B2B software to the SAP AG customer base.

      SAP AG provides our software to their customers as the SAP Business Connector. In addition, webMethods B2B provides the transaction integration infrastructure that links mySAP.com, an open electronic hub that creates intercompany relationships for buying and selling and collaborating within and across industries. SAP AG customers already utilizing SAP R/3 connect to this marketplace using the SAP Business Connector. We provide non-SAP customers the ability to connect to mySAP.com via webMethods B2B.

      Under the development partner agreement, we granted SAP AG a perpetual license to include webMethods B2B in their software. The license limits SAP AG to using our software to connect SAP installations solely to other SAP installations. The license prevents us from selling webMethods B2B to any user seeking to connect SAP installations solely to SAP installations. However, we are able to sell our fully featured version of webMethods B2B to SAP AG’s customers, which would enable them to integrate their SAP systems to enterprise applications of other vendors. Under the development partner agreement, SAP AG has the right to develop competitive software. However, if SAP AG develops a competitive software product, the restrictions on our sales are no longer applicable.

      Upon expiration of the initial term of the agreement in March 2002, and subject to payment of all amounts due to us under the development partner agreement, SAP AG will have the right to obtain a perpetual limited license for the version of our software that is then embedded in its products. In addition, SAP AG will have access to the source code for this version of our software for purposes of integrating and embedding the software into SAP AG’s products. SAP AG’s right to the perpetual license may be accelerated if:

•	a major competitor of SAP AG in enterprise resource planning or supply chain management acquires an equity interest in us that exceeds SAP AG’s investment;

•	we assign the assets representing the licensed software to a third party; or

•	a person other than Phillip Merrick who is not reasonably acceptable to SAP AG acquires 30% of our voting shares.

      SAP AG has become a significant customer, accounting for approximately 35% of our revenues for the six months ended September 30, 1999 as a result of the development partner agreement. Under the agreement, SAP AG agreed to pay a fixed fee payable in 11 quarterly installments beginning with the quarter ended June 30, 1999. This fee is, and may continue to be, a significant portion of our revenue if we are not able to expand our revenue base. SAP AG must pay this fee even if the agreement is terminated. In addition, we receive revenue as a result of SAP AG customers that upgrade to our fully featured version of webMethods B2B. If SAP AG chooses not to renew the license arrangement to receive access to the latest version of our software at the expiration of the development license agreement, our revenue may decline and our business could be adversely affected.

Sales and Marketing

      We sell our software through our direct sales force, resellers who package our software with their product suites and third-party systems integrators. While the majority of our sales are made by our direct sales force or through resellers, a number of our sales are the direct result of leads generated by our strategic relationships with systems integrators. The sales cycle for our software typically ranges from 60 to 180 days. As of October 31, 1999, our sales and marketing group consisted of 65 professionals located in our headquarters in Fairfax, Virginia, and our offices in San Francisco and Los Angeles, California; New York, New York; Plano, Texas; Alpharetta, Georgia; Columbus, Ohio; Chicago, Illinois; Hilversum, Netherlands; Frankfurt, Germany and Reading, United Kingdom. We plan to expand our sales and marketing group through aggressive recruitment of qualified individuals.

      Our sales strategy involves targeting entities we view to be critical e-commerce users, which are generally Global 2000 companies. Because we believe that our products can increase an enterprise’s return on investment, we direct our marketing efforts to officers and executives with responsibility for areas such as procurement and supply chain management, as well as chief information officers. In addition, we frequently participate in trade shows, seminars and conferences. We intend to leverage our existing customer relationships and strategic alliances to gain new customers through exposure of our software to the business partners of our customers, resellers and systems integrators, some of which, in turn, may purchase our software. We plan to continue conducting joint marketing and selling efforts, such as informational seminars and joint sales calls, with our customers. In the past, we have conducted such joint efforts with SAP AG and Dell Computer.

      We use a variety of marketing programs to build customer awareness of webMethods, our brand name and our software. We use a broad mix of programs to accomplish these goals, including market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements and Web site marketing. Our marketing professionals also produce marketing materials to support sales to prospective customers that include brochures, data sheets, white papers, presentations and demonstrations.

Research and Development

      We have made substantial investments in research and development, primarily through internal development. We believe that we have demonstrated significant innovations in our application of Java and XML technologies to the problems of B2Bi. While we evaluate externally-developed technologies for integration into our software, most enhancements to our software have been, and we expect will continue to be, developed internally. The majority of our research and development activity consists of developing new versions of and enhancements to our webMethods B2B software to better serve the needs of our customers. We originally introduced our webMethods B2B software in March 1998 and began shipping it in June 1998. A number of enhancements have been added in subsequent releases.

      As of October 31, 1999, we had 47 employees dedicated to research and development. Our research and development expenditures in the period from inception to March 31, 1997, fiscal years 1998 and 1999 and for the six months ended September 30, 1999 were approximately $94,000, $569,000, $1,655,000 and $2,222,000, respectively. We expect to continue committing significant resources to research and development in the future. All research and development expenses have been expensed as incurred.

      In addition to our proprietary research, we actively participate in a number of major XML-based standards initiatives and industry consortia and some non-XML-based B2B standards initiatives and consortia. We participate in the following B2B standards initiatives: Microsoft BizTalk (B2B e-commerce), Information & Content Exchange (content syndication), ACORD (insurance), OBI (B2B e-commerce), Commerce XML (procurement), FpML (financial derivatives), Directory Interoperability Forum (directories) and RosettaNet (information technology supply chain). We also are a member of the World Wide Web Consortium where we have participated and contributed to several of the XML working groups. We have collaborated with Microsoft on new XML standards and technologies, such as the eXtensible Query Language, or XQL, for querying against data contained in XML documents.

Competition

      The market for B2Bi solutions is rapidly changing and intensely competitive and is likely to become more competitive as the number of entrants and new technologies increases. While none of our competitors or potential competitors currently produces a solution that is identical to ours, we are subject to current or potential competition from large software vendors; B2B marketplaces that develop their own B2B integration solutions; certain EDI vendors; and vendors of proprietary EAI and application server products, such as Extricity and Bluestone, who have added XML capabilities to their products. In addition, our customers and other companies with whom we have strategic relationships may become competitors in the future.

      We believe that the principal competitive factors affecting our market include breadth and depth of solution, interoperability of solution with existing applications, a substantial base of customers and strategic alliances, core technology, product quality and performance, product features (including security), customer service, and speed and ease of deployment. We believe our solution currently competes favorably with respect to these factors. However, our market is relatively new and evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

      Some large potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do and may enter strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we do. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could harm our business, operating results and financial condition.

Intellectual Property and Other Proprietary Rights

      Our success is heavily dependent upon our proprietary technology, the webMethods brand name, and the goodwill associated with it. We rely primarily on a combination of copyright, trade secret, trademark and patent laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and intellectual property rights. As part of our confidentiality procedures, we enter into non-disclosure agreements with certain of our employees, consultants, customers, prospective customers and companies with which we have. We also enter into license agreements with respect to our technology, documentation and other proprietary information. Such licenses are generally non-transferable, are renewable and have terms of two years for end-users and up to five years for original equipment manufacturers which integrate our technology into their products. A small number of our agreements contain provisions that, under certain circumstances, would allow third-parties to obtain the source code for our software.

      The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. In addition, the steps we have taken to protect our proprietary rights and intellectual property may not be adequate to deter misappropriation. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology that we consider proprietary and third parties may attempt to develop similar technology independently.

      We currently hold a trademark registration in the United States for the webMethods name. We also have a pending application for the trademark registration of the B2B Integration Server name in the United States and have pending applications for the registration of the webMethods name in the European Union, Japan and Australia. In addition, we have two pending patent applications for technology related to webMethods B2B. It is possible that our patents, copyrights or trademarks could be challenged and invalidated. In addition, existing patent, copyright and trademark laws afford only limited protections. Effective protection of intellectual property rights may be unavailable or limited in certain countries, because the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Monitoring unauthorized use of our patents and trademarks is difficult and expensive, particularly given the global nature and reach of the Internet. Furthermore, it is possible that our competitors will adopt product or service names similar to ours, impeding our ability to protect our intellectual property and possibly leading to customer confusion. While we are not aware that our products, patents, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties, any infringement claims, with or without merit, brought by such third parties could be time-consuming and expensive to defend.

Employees

      As of October 31, 1999, we employed 150 full-time employees. These included 65 in sales and marketing, 22 in professional services and customer care, 47 in research and development and 16 in administration and finance. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we have employed, and will continue to employ, independent contractors and consultants to support research and development, marketing and sales, and business development. Our employees are not represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.

Facilities

      Our principal administrative, sales, marketing and research and development facility is located in Fairfax, Virginia, and consists of approximately 15,515 square feet of office space held under a lease that expires in May 2001. In March 1999, we also leased 4,000 square feet of office space in San Francisco, California, under a three-year lease expiring in March 2002. We also maintain offices for sales and support personnel in New York, New York; Los Angeles, California; Alpharetta, Georgia; Plano, Texas; Columbus, Ohio; Chicago, Illinois; Hilversum, Netherlands; Frankfurt, Germany; and Reading, United Kingdom. We intend to expand our sales, marketing and technology operations and therefore may require additional facilities in the future.

Legal Proceedings

      We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers And Directors

      Our officers and directors and their ages and positions as of January 5, 2000 are as follows:

Name	Age	Position

Phillip Merrick	37	Chairman of the Board, President and Chief Executive Officer

Mary Dridi	38	Chief Financial Officer and Treasurer

David Mitchell	34	Chief Operating Officer

Charles Allen	32	Vice President of Product Marketing

Christopher Halligan	33	Vice President of North American Operations

Christiaan van der Harst	40	General Manager, Europe

Caren DeWitt	39	Vice President of Marketing

Stewart Allen	28	Vice President of Engineering

Craig Chapman	38	Vice President of Business Development

Kristin Weller	28	Vice President of Professional Services and Customer Care

Jeffrey Kramer	42	Vice President of Human Resources

Chase Bailey (1)	52	Director

Robert Cook	58	Director

Dennis Jones	47	Director

Michael Levinthal (1)(2)	45	Director

Jack Lewis	55	Director and Secretary

Gene Riechers (1)(2)	44	Director

Robert Vasan	33	Director

(1)	Member of the Compensation Committee of the Board of Directors

(2)	Member of the Audit Committee of the Board of Directors

      Phillip Merrick, the founder of webMethods, has served as Chairman of the Board, President and Chief Executive Officer since our inception in June 1996. Before founding webMethods, he served from December 1994 to February 1996 as Vice President of Engineering at Open Software Associates, an Internet and graphic user interface tools company. From 1990 to 1994, Mr. Merrick was Director of Development at Magna Software Corporation. Mr. Merrick holds a BS in Computer Science from the University of Melbourne in Australia.

      Mary Dridi joined webMethods in May 1998 as Chief Financial Officer and Treasurer. From July 1991 to April 1998, she served as the Controller and Vice President of Finance for SRA International, Inc., an information technology company. From 1987 to 1991, Ms. Dridi served as the Director of Finance at Geostar Corporation, a mobile satellite communications company. From 1983 to 1987, Ms. Dridi provided audit and other business services with the accounting firm of Peat Marwick. Ms. Dridi is a Certified Public Accountant and holds a BA in Commerce and Accounting from the University of Virginia.

      David Mitchell joined webMethods in December 1997 as Vice President of Sales and became Chief Operating Officer in January 2000. Mr. Mitchell served as Vice President of Worldwide Sales from September 1999 to December 1999. From 1995 to 1997, Mr. Mitchell served as Director of Worldwide Sales for the help desk and network management group at McAfee Software, now Network Associates, Inc. From 1993 to 1995, Mr. Mitchell was President and Chief Executive Officer of VYCOR Corporation, a vendor of help desk and customer interactivity software, which was acquired in 1995 by McAfee Software. Mr. Mitchell served as Vice President of Sales of VYCOR from 1989 to 1993. Mr. Mitchell holds a BS in Marketing from Virginia Commonwealth University.

      Charles Allen, a co-founder of webMethods, has served as our Vice President of Product Marketing since January 1999 and as Vice President of Business Development from November 1996 to January 1999. He was employed by the Open Environment Corporation, a distributed computing software company, from

January 1993 to September 1996, where he was responsible for business development and strategic sales activities. From 1992 to 1993, Mr. Allen held several business development positions with the Cambridge Technology Group. Mr. Allen is a frequent writer and specializes on topics related to XML and business-to-business e-commerce.

      Christopher Halligan joined webMethods in January 2000 as Vice President of North American Operations. From 1989 to December 1999, he worked for Dell Computer Corporation, where he held a number of positions. In 1999, Mr. Halligan served as Director, Online Business Development, Relationship Group, where he managed product planning, development, delivery and marketing for all of Dell’s business-to-business Internet tools and processes. In recent years, he also served as National Sales Director, Large Corporate Accounts (1997-1998), Demand Creation Manager, Large Corporate Accounts (1996-1997), Product Marketing Manager, Dell Japan (1995), and National Advertising Manager, Major Accounts (1994-1995). Mr. Halligan holds a BA in English literature from the University of Arizona.

      Christiaan van der Harst has been General Manager, Europe for WebMethods since June 1999. From December 1997 to February 1999, Mr. van der Harst was a managing director at Descartes Systems, an information technology software company. From August 1994 to December 1997, he was a managing director at European entities affiliated with Roadshow International, Inc., a transportation software company.

      Caren DeWitt, a co-founder of webMethods, has served as Vice President of Marketing since March 1997. From March 1996 to March 1997, Ms. DeWitt was the Director of Web Services at America Online, an online service provider. From August 1995 to February 1996, Ms. DeWitt managed marketing communications at Open Software Associates. From April 1994 to July 1995, Ms. DeWitt was an independent marketing consultant. Previously, from 1991 to 1994, Ms. DeWitt worked as the Director of Marketing at Low & Associates, a market research and marketing consultancy. She holds a BA in Political Science from the University of California at Los Angeles.

      Stewart Allen joined webMethods in February 1997 as Vice President of Engineering. From June 1996 to February 1997, Mr. Allen was U.S. Director of Information Technology for Harlequin Systems, an image-processing software company. Mr. Allen was employed by Open Environment Corporation from October 1992 to June 1996, where he was Manager, Information Technology and designed and wrote the first Java development tool for three-tier client/ server applications. From 1989 to 1992, Mr. Allen was a co-founder and principal technologist with State of the Art Department, an information technology consulting company. Mr. Allen is the author of Visual/ Tcl, a popular public-domain graphic user interface development tool for the Tcl language.

      Craig Chapman joined webMethods in September 1998 as Vice President of Business Development. From 1995 to September 1998, Mr. Chapman served as the Senior Technical Leader in the Business Development group of Cisco Systems. From 1990 to 1995, Mr. Chapman served as Corporate Counsel for Cisco Systems. From 1987 to 1990, he held the position of Corporate Counsel at The Wollongong Group, a networking software company. Mr. Chapman holds a BS in Biology from the University of California at Santa Barbara and a JD from Northwestern School of Law at Lewis & Clark College.

      Kristin Weller joined webMethods as Vice President of Professional Services and Customer Care in September 1998. From June 1994 to September 1998, Ms. Weller served as a Senior Manager for Deloitte & Touche Consulting Group, where she participated in the development of Deloitte’s ERP implementation methodology. From September 1991 to June 1994, Ms. Weller served as a Senior Consultant at Andersen Consulting. Ms. Weller holds a BA in Economics from Rhodes College.

      Jeffrey Kramer joined WebMethods in August 1999 as Vice President of Human Resources. From 1995 to 1999 he was employed by Thomson Financial, a financial services firm, as Vice President, Human Resources. From 1991 to 1995 Mr. Kramer was a Senior Manager, Human Resources at Boehringer Mannheim Pharmaceuticals, a pharmaceuticals company.

      Chase Bailey has served as a director of webMethods since April 1998. He was a Principal Technologist at Cisco Systems, Inc. in San Jose, California from May 1996 to November 1999. From January 1993 to January 1996, Mr. Bailey was founder, chairman of the board and chief technical officer of Efficient Networks, an ATM technology and ADSL supplier of chips, modems and adapters. He is an adjunct professor at Santa Clara University in the graduate program, School of Computer Engineering, teaching networking and network security. Mr. Bailey holds a BS in Engineering from Albany State College and an MBA from the New Mexico College of Business.

      Robert Cook has served as a director of webMethods since January 1997. Mr. Cook was Chief Executive Officer of Roadshow International, Inc., a transportation software company, from July 1996 to November 1997. He has been Executive Vice President of Pitchfork Development, Inc., a privately held Utah-based real estate development company since July 1992. In addition, Mr. Cook has been a Managing Director of Royal Wulff Ventures, a technology venture capital company since 1998. From 1981 until June 1993, Mr. Cook was Chairman of the Board of Systems Center. Mr. Cook serves as a director of Sterling Commerce, Inc. Mr. Cook holds a BS in Mathematics from Indiana University of Pennsylvania and an MBA from George Washington University.

      Dennis Jones has served as a director of webMethods since November 1999. Mr. Jones has been Executive Vice President of Information Technology and Chief Information Officer of FDX Corporation, the corporate parent of the Federal Express Corporation, since January 1998. From December 1991 to January 1998, he was Senior Vice President of Information and Telecommunications and Chief Information Officer for Federal Express Corporation, an express transportation company. Mr. Jones also serves as a director of Federal Express Corporation. Mr. Jones has a BBA and an MS in Accounting and Finance from the University of Memphis.

      Michael Levinthal has been a director of webMethods since September 1998. Since 1984, he has been partner or director of various entities associated with the Mayfield Fund, a venture capital fund. He is a director of Symphonix Devices, Inc., a developer of devices to manage hearing impairment, and Concur Technologies, Inc., a workplace e-commerce software company. Mr. Levinthal holds an MBA, an MS in Industrial Engineering and a BS in Engineering from Stanford University.

      Jack Lewis has been a director of webMethods since January 1997. Mr. Lewis has also served as our secretary since January 1998. He has been a partner in the law firm of Shaw Pittman since January 1999. Prior to joining Shaw Pittman, Mr. Lewis was a stockholder in the law firm of Tucker, Flyer & Lewis, P.C., which he co-founded in 1975. Mr. Lewis holds an AB in History from Brown University and a JD from Cornell Law School.

      Gene Riechers has been a director of webMethods since November 1997. Since 1996, Mr. Riechers has served as a Managing Director of FBR Technology Venture Partners L.P., a venture capital fund. From December 1995 to December 1996, Mr. Riechers served as the Chief Financial Officer of CyberCash, Inc., an Internet transaction processing company. From September 1993 to December 1995, he served as Chief Financial Officer and Vice President, Business Development of Online Resources & Communications Corp., an online banking company. Mr. Riechers also serves as a director of LifeMinders.com, Inc., an Internet online direct marketing company, and of VarsityBooks.com Inc., an online retailer of college textbooks. He has a BS in Accounting from Pennsylvania State University and an MBA from Loyola College.

      Robert Vasan has been a director of webMethods since September 1998. He has been a Venture Partner of Mayfield Fund, a venture capital fund, since June 1998. In 1996 and 1997, Mr. Vasan was a private investor focusing on information technology companies. In 1997 and 1998, Mr. Vasan attended Harvard Business School. From 1994 to 1996, Mr. Vasan was Director of Technology for Risk Management Solutions, a software company. Mr. Vasan holds a BAS dual degree in Industrial Engineering and Economics from Stanford University, and has an MBA from the Harvard Business School.

      Following this offering, our Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of three class I directors, Mr. Cook, Mr. Vasan and Mr. Bailey, two class II directors, Mr. Riechers and Mr. Lewis, and three class III directors, Mr. Levinthal, Mr. Jones and Mr. Merrick. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during calendar years 2000, 2001 and 2002, respectively. Mr. Vasan, Mr. Levinthal, Mr. Cook, Mr. Riechers and Mr. Jones serve on the Board of Directors pursuant to the terms of agreements that will terminate upon the closing of this offering.

      Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Other than Mr. Merrick and Ms. DeWitt, who are husband and wife, and Charles Allen and Stewart Allen, who are brothers, there are no family relationships among any of our directors, executive officers or key employees.

Board Committees

      The board of directors has an audit committee and a compensation committee.

      Audit Committee. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates the audit and control functions. The audit committee currently consists of Mr. Levinthal and Mr. Riechers.

      Compensation Committee. The compensation committee reviews and makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our management. The compensation committee currently consists of Mr. Bailey, Mr. Levinthal and Mr. Riechers.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      Directors currently do not receive any cash compensation from webMethods for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate in webMethods’ stock option plan. See “Management — Stock Option Plan.” In November 1999, the board of directors granted each of our directors an option to purchase 36,000 shares of common stock at an exercise price of $9.27 per share. These options vest ratably over three years.

Executive Compensation

      The following table sets forth compensation information for the fiscal year ended March 31, 1999 paid by webMethods for services by our Chief Executive Officer, and our two other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000, whom we collectively refer to as the Named Officers:

Summary Compensation Table

	Annual Compensation		All Other
			Compensation
Name and Principal Position	Salary ($)	Bonus ($)	($)

Phillip Merrick	$100,012	—	1,566(1)
Chairman of the Board, President and Chief Executive Officer

David Mitchell	82,512	67,069	—
Vice President of Worldwide Sales

Charles Allen	89,012	12,420	—
Vice President of Product Marketing

(1)	Payment of disability insurance premiums for year ended March 31, 1999.

Option Grants in Last Fiscal Year

      The following table sets forth each grant of stock options during fiscal 1999 to each of the Named Officers. No stock appreciation rights were granted during the fiscal year. The options listed in the table have a term of ten years and vest as described in the notes to the table.

      The percentage numbers are based on options to purchase an aggregate of 2,545,508 shares of our common stock granted to eligible participants under our stock option plan during fiscal 1999. The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash or by such other means as are specified in the stock option agreement relating to the grant. The holder of the option is responsible for payment of any federal and state income tax liability incurred by the holder in connection with such exercise.

      The potential realizable value is calculated based on a ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed because of Securities and Exchange Commission rules and does not represent our prediction of our stock price performance. The amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date, based upon the midpoint of the initial offering price of $     per share.

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options	Exercise		Price Appreciation for
	Underlying	Granted	Price		Option Term
	Options	in Fiscal	($/	Expiration
Name	Granted	1999	share)	Date	5%		10%

Phillip Merrick	—	—	—	—		—		—

David Mitchell(1)	278,640	10.9	.17	9/ 15/ 08	$		$

Charles Allen(2)	278,640	10.9	.17	9/ 15/ 08	$		$

(1)	These options were originally granted pursuant to the Stock Option Plan in January 1998. In September 1998, these options were cancelled and new options were granted. The new options vest according to the schedule set forth in the original option grant. Vesting occurs over a four-year period, with 25% vesting after the first anniversary of the original award date and the remaining 75% vesting in equal monthly installments over the next 36 months. The options will be fully vested in December 2001.

(2)	These options were originally granted pursuant to the Stock Option Plan in November 1996 and November 1997. In September 1998, these options were cancelled and new options were granted. The new options vest according to the vesting schedule set forth in the original option grant. Vesting occurs over a three-year period with one-third of the grant vesting after the first anniversary of the original award date and the remaining two-thirds vesting in equal monthly installments over the next 24 months. The options will be fully vested at the end of October 2000.

Option Values

      The following table sets forth for each of the Named Officers options exercised and the number and value of securities underlying unexercised options that are held by the Named Officers as of March 31, 1999. In December 1998, Mr. Allen exercised options to purchase 65,000 shares of common stock at an exercise price of $0.17 per share. In February 1999, Mr. Mitchell exercised options to purchase 75,465 shares of common stock for an exercise price of $0.17 per share. The value of unexercised in-the-money options at 1999 fiscal year end has been calculated on the basis of the assumed initial public offering price of $     per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised		In-the-Money
			Options at March 31,		Options at March 31,
	Shares		1999		1999
	Acquired on	Value
Name	Exercise	Realized(1)	Vested	Unvested	Vested	Unvested

Phillip Merrick	—	$—	29,521	14,939	$	$

David Mitchell	75,465	—	5,805	197,370

Charles Allen	65,000	—	103,216	110,424

(1)	Represents the difference between (a) the exercise price and (b) the fair market value of the common stock on the date of exercise. The fair market value on the date of exercise was $0.17 per share and was determined by the board of directors.

Employment Agreements and Change of Control Arrangements

      None of the Named Officers has an employment agreement with us. These officers may resign or we may terminate their employment at any time. Each of the Named Officers is party to an agreement with us under which the Named Officer may continue to receive base salary and benefits after the Named Officer’s resignation or termination. We are obligated to make payments if the Named Officer is terminated without cause (as defined by the agreement) or the Named Officer resigns for certain reasons, including, in the event of a change in control of webMethods, the Named Officer ceases to be an executive officer of webMethods or there is a reduction or change in the Named Officer’s duties within two years of the change in control. Our obligations to make payments cease upon the earlier of one year from the date of termination or resignation or the Named Officer commences full-time employment for another employer.

Stock Option Plan

      Our stock option plan was adopted by our board of directors in November 1996, and approved by our stockholders in January 1997. Under the stock option plan, employees, directors, consultants and advisers are eligible to receive grants of stock options and stock appreciation rights, or SARs.

      We currently have 7,000,000 shares of our common stock reserved for issuance under the stock option plan. As of March 31, 1999, we had outstanding options to purchase 2,403,769 shares of our common stock. The compensation committee of the board of directors makes any administrative determinations under the stock option plan.

      The exercise price for options granted under the stock option plan is required to be paid in cash or by such other means as are specified in the stock option agreement relating to such options. No change in a participant’s duties shall result in a modification of the terms of any option or SAR outstanding under the stock option plan. The board of directors may offer to buy out for a payment in cash or shares of our common stock all or a portion of any option outstanding under the stock option plan.

      Options that qualify as incentive stock options will have an exercise price equal to the fair market value of our common stock on the grant date, generally vest at the rate of 25% per year, beginning one year after the date of award, and have a term of ten years.

      Our board of directors may amend or modify the stock option plan at any time. The stock option plan will terminate on the tenth anniversary of its adoption by the board of directors, unless the board of directors decides to terminate the plan sooner.

Limitations of Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission.

      Our bylaws provide that we shall indemnify our directors and officers for actions authorized by the Board of Directors to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

      We also have entered into agreements to indemnify our directors. These agreements, among other things, indemnify our directors and executive officers for expenses, such as attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by us arising out of that person’s services as a director or executive officer of webMethods or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN TRANSACTIONS

      Since our incorporation in June 1996 there has been no transaction or series of transactions to which we were a party involving $60,000 or more and in which any director, executive officer or holder of more than 5% of our capital stock had a material interest other than the transactions described below.

Common Stock Issuances

      On June 13, 1996, in connection with our initial organization, we acquired the technology for the Web Automation Toolkit from Phillip Merrick, our Chairman of the Board, President and Chief Executive Officer and Caren DeWitt, our Vice President of Marketing, in exchange for 2,667,460 shares of common stock valued at $150,000, or approximately $.06 per share.

      In January 1997, we sold shares of common stock to eight investors, including Jack Lewis, a member of our Board of Directors and our Corporate Secretary, and Robert Cook and Robert Vasan, members of our Board of Directors. The purchase price for these shares was $.41 per share.

Mandatorily Redeemable, Convertible Preferred Stock Issuances

      Since our incorporation in June 1996 we have issued shares of mandatorily redeemable, convertible preferred stock in private placement transactions to the following persons, who are executive officers, directors or principal stockholders of webMethods or their affiliates. Each share of mandatorily redeemable, convertible preferred stock accumulates cash dividends at a rate of 8.0% per year on the liquidation value of the shares of preferred stock and is convertible into      shares of common stock. Upon conversion, we have the option to pay shares of common stock in satisfaction of all accrued and unpaid dividends on the preferred stock.

Investor	Series A	Series B	Series C	Series D	Series E

Jack Lewis	9,283	2,500	—	1,224	—

Robert Cook	24,452	6,197	—	5,076	—

FBR Technology Venture Partners, L.P.	—	50,000	34,638	910	—

Craig Chapman	—	10,000	—	1,653	—

Mayfield IX and Mayfield Associates Fund IV	—	—	150,603	28,281	—

Robert T. Vasan Trust dated April 10, 1997	2,559	—	3,012	56	—

Chase Bailey	—	—	—	566	—

The Goldman Sachs Group, Inc. and its affiliate, Stone Street Fund 1999, L.P.	—	—	—	56,561	—

FDX Corporation	—	—	—	—	2,023

     Mandatorily Redeemable, Convertible Series A Preferred Stock

      In October 1997, those stockholders who purchased common stock in January 1997, including Mr. Lewis, Mr. Cook and Mr. Vasan, exchanged their shares of common stock for an equal number of shares of mandatorily redeemable, convertible Series A preferred stock.

     Mandatorily Redeemable, Convertible Series B Preferred Stock

      In November and December 1997, we sold shares of Series B preferred stock to 31 investors, including FBR Technology Venture Partners, L.P., whose Managing Director Gene Riechers is a member of our Board of Directors, Craig Chapman, one of our executive officers, Robert Cook and an affiliate of Jack Lewis. The purchase price for the mandatorily redeemable, convertible Series B preferred stock was $20.00 per share.

     Mandatorily Redeemable, Convertible Series C Preferred Stock

      In September 1998, we sold shares of Series C preferred stock to five investors, including Mayfield IX and Mayfield Associates Fund IV with whom two of our directors, Michael Levinthal and Robert Vasan, are affiliated, the Robert T. Vasan Trust, for which our director, Robert Vasan, is the trustee and FBR Technology

Venture Partners, L.P. The purchase price for the mandatorily redeemable, convertible Series C preferred stock was $33.20 per share.

     Mandatorily Redeemable, Convertible Series D Preferred Stock

      In May and June 1999, we sold shares of Series D preferred stock to 47 investors, including The Goldman Sachs Group, Inc. and its affiliate Stone Street Fund 1999, L.P., Mayfield IX and Mayfield Associates Fund IV, affiliates of Jack Lewis, Robert Cook, Chase Bailey, the Robert T. Vasan Trust and FBR Technology Venture Partners, L.P. The purchase price for the Series D preferred stock was $88.40 per share.

     Mandatorily Redeemable, Convertible Series E Preferred Stock

      In November 1999, we sold shares of Series E preferred stock to five investors, including FDX Corporation, for which our director, Dennis Jones, is an Executive Vice President and Chief Information Officer. The purchase price for the Series E preferred stock was $247.20 per share.

      In addition, we have granted options to some of our directors and executive officers. See “Management — Director Compensation” on page 50      , “— Option Grants in Last Fiscal Year” on page 51      and “Principal Stockholders” on page 56      for more information about option grants to our directors and executive officers.

      We have entered into indemnification agreements with each of our directors. See “Management — Limitations of Liability and Indemnification Matters,” on page 53, for a description of the provisions contained in these agreements.

      We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We agreed to the material terms of each of the preferred stock issuances set forth above after arms’-length negotiations with previously unaffiliated parties as the lead negotiator. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of                , by:

(1) each person whom we know to own beneficially more than five percent (5%) of our common stock;

(2) each of the Named Officers;

(3) each of our directors; and

(4) all directors and executive officers as a group.

      Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within sixty (60) days of           , 1999. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based upon           shares of common stock outstanding as of           , 1999 (after giving effect to the conversion of all of our outstanding preferred stock to common stock), and           shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option.

      Unless otherwise indicated, the address for each listed stockholder is: c/ o webMethods, Inc., 3877 Fairfax Ridge Road, Fourth Floor, Fairfax, Virginia 22030. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock.

		Percentage of
		Common Stock
		Outstanding

	Beneficially Owned	Before	After
Name and Address of Beneficial Owner	Number of Shares	Offering	Offering

Phillip Merrick (1)		12.8

Caren DeWitt (1)		12.8

David Mitchell (2)		*

Charles Allen (3)		1.4

Mayfield Fund and affiliates (4)		21.9

Chase Bailey (5)		*

Robert Cook (6)		4.6

Michael Levinthal (4)		21.9

Jack Lewis (7)		4.5

FBR Technology Venture Partners, L.P. (8)		10.7

Gene Riechers (8)		10.7

Robert Vasan (9)		22.6

Dennis Jones (10)		*

The Goldman Sachs Group, Inc. and affiliates (11)		6.8

All directors and executive officers as a group (12)		59.2

(1)	Includes (a) shares held of record by Phillip Merrick and Caren DeWitt, Joint Tenants by the Entirety with Right of Survivorship, (b) shares subject to option exercise by Mr. Merrick within 60 days and (c) shares subject to option exercise by Ms. DeWitt within 60 days.

(2)	Includes (a) shares held of record by David Mitchell and (b) shares subject to option exercise by Mr. Mitchell within 60 days.

(3)	Includes (a) shares held of record by Charles Allen and (b) shares subject to option exercise by Mr. Allen within 60 days.

(4)	Includes (a) shares subject to option exercise by Michael Levinthal within 60 days, (b) shares held of record by Mayfield IX and (c) shares held of record by Mayfield Associates Fund IV. Michael Levinthal, one of our directors, is a Managing Director of Mayfield IX Management L.L.C., the general partner of Mayfield IX and Mayfield Associates Fund IV and may be deemed to have voting and investment power over the shares. Mr. Levinthal disclaims beneficial ownership of shares held by Mayfield IX and Mayfield Associates Fund IV. The address for Mayfield IX, Mayfield Associates Fund IV and Mr. Levinthal is 2800 Sand Hill Road, Menlo Park, California 94025.

(5)	Includes (a) shares held of record by Chase Bailey and (b) shares subject to option exercise by Mr. Bailey within 60 days.

(6)	Includes (a) shares held of record by Robert Cook, (b) shares subject to option exercise by Mr. Cook within 60 days, (c) shares held of record by his spouse and (d) shares held of record by Royal Wulff Ventures, L.L.C.

(7)	Includes (a) shares held of record by Jack Lewis, (b) shares subject to option exercise by Mr. Lewis within 60 days, (c) shares held of record by The Merrick Children’s Irrevocable Trust, of which Mr. Lewis is trustee, (d) shares held of record by various trusts for which his spouse is trustee and (e) shares held of record by one of Mr. Lewis’ children. Mr. Lewis disclaims beneficial ownership of the shares held of record by The Merrick Children’s Irrevocable Trust, the shares held by the trusts for which his spouse is trustee and the shares held of record by one of his children.

(8)	Includes (a) shares subject to option exercise by Gene Riechers within 60 days and (b) shares held of record by FBR Technology Venture Partners, L.P. Mr. Riechers, one of our directors, is a Managing Director of FBR Technology Venture Partners, L.P. As such, Mr. Riechers may be deemed to have voting or investment control over such shares. Mr. Riechers disclaims beneficial ownership of shares held by FBR Technology Venture Partners, L.P. except to the extent of any pecuniary interest therein. The address for FBR Technology Venture Partners, L.P. and Mr. Riechers is 11600 Sunrise Valley Drive, Suite 460, Reston, VA 20191.

(9)	Includes (a) shares subject to option exercise by Robert Vasan within 60 days, (b) shares held of record by the Robert T. Vasan Trust Dated of which Mr. Vasan is trustee, and (c) shares held of record by Mayfield Associates Fund IV. Mr. Vasan is a limited partner of Mayfield Associates Fund IV and does not have voting or investment power over shares held by Mayfield Associates Fund IV. Mr. Vasan disclaims beneficial ownership of shares held by Mayfield Associates Fund IV except to the extent of any pecuniary interest therein. The address for Mayfield Associates Fund IV and Mr. Vasan is 2800 Sand Hill Road, Menlo Park, California 94025.

(10)	Includes shares held of record by FDX Corporation, of which Dennis Jones is Executive Vice President of Information Technology and Chief Information Officer. Mr. Jones disclaims beneficial ownership of shares held by FDX Corporation.

(11)	Includes (a) shares held of record by The Goldman Sachs Group, Inc. and (b) shares held of record by Stone Street Fund 1999, L.P. The address for The Goldman Sachs Group, Inc. and Stone Street Fund 1999, L.P. is 85 Broad Street, New York, New York 10004.

(12)	Includes (a) shares held of record by current directors and executive officers as a group and (b) shares subject to options exercisable within 60 days of held by current directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

      Following this offering, our authorized capital stock will consist of           shares of common stock, $0.01 par value, and           shares of preferred stock, $0.01 par value.

Common Stock

      As of October 31, 1999, assuming conversion of all shares of mandatorily redeemable, convertible preferred stock into common stock, there would have been           shares of common stock outstanding held of record by stockholders.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. Upon the liquidation, dissolution or winding up of webMethods, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

      Under the terms of the certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, to issue the preferred stock in one or more series. Each series shall have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors shall determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of webMethods and could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We currently have no plans to issue any of the preferred stock.

Warrants

      As of October 31, 1999, there was one warrant to purchase shares of our common stock outstanding. In March 1999, we issued in connection with a lease arrangement a warrant to purchase up to 4,000 shares of common stock at a purchase price of $1.66 per share. The warrant vested and became exercisable immediately. This warrant expires on March 1, 2004.

Anti-Takeover Effects Of Provisions Of Our Certificate Of Incorporation And Delaware Law

     Fifth Amended and Restated Certificate Of Incorporation

      The certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of holders of two-thirds of the shares of our stock that are entitled to vote. Any vacancy on the board of directors, regardless of the reason for the vacancy, may only be filled by vote of the majority of the directors then in office. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

      The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and may not be taken by written action in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which according to our amended and restated bylaws means that a stockholder must comply with provisions requiring that we receive advance notice. In addition, stockholder meetings may only be called by the Chairman of the Board, the President or pursuant to a resolution adopted by a majority of our entire board of directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. This provision could also discourage a potential acquiror from making a tender offer for our common stock because even if able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving business combinations or mergers at duly called stockholder meetings, and not by written consent. See “Risk Factors — We have implemented certain anti-takeover provisions,” on page 13, for additional information about our anti-takeover provisions.

     Delaware Takeover Statute

      We are subject to Section 203 of the General Corporation Law of the State of Delaware, which, in general, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date of the transaction in which the person or entity became an interested stockholder. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is any entity or person, alone or with affiliates and associates, who owns, or within the last three years has owned, 15% or more of the outstanding voting stock. This provision could discourage anti-takeover attempts not approved by our Board of Directors, including attempts that might result in a premium over the market price for shares of common stock by our stockholders.

Registration Rights

      After this offering, the holders of approximately            shares of outstanding common stock will be entitled to rights with respect to the registration of shares of common stock under the Securities Act. The holders of registration rights are those investors that purchased shares of our mandatorily redeemable, convertible Series A, Series B, Series C, Series D and Series E preferred stock. Under the terms of the agreement between us and the holders of these registrable securities, the holders of at least 50% of the registrable securities may require on one occasion that we file a registration statement under the Securities Act at our expense with respect to their shares of common stock after the six-month anniversary of the effective date of this offering, and we are required to use reasonable efforts to effect a registration. Further, holders of 25% or more of the registrable securities may require us on two occasions to file additional registration statements on Form S-3 at our expense. In addition, in the event that we decide to register our securities, with certain exceptions, we are required to include in our registration the registrable securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances and our right not to effect a requested registration within six months following the effective date of an offering of our securities pursuant to a Form S-1, including this offering.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common stock will be the American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have            shares of common stock outstanding. Of the  shares sold in this offering,            shares will be available for immediate sale in the public market as of the date of this prospectus and            shares will be subject to a 180-day lock-up period. Approximately  additional shares will be available for sale in the public market 90 days after the offering, subject to compliance with the volume and other limitations of Rule 144. Approximately            additional shares will be available for sale in the public market following the expiration of lock-up agreements with the underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144.

Lock-Up Agreements

      We, our directors and executive officers and certain other stockholders have agreed not to sell, make any short sale of, loan, pledge or otherwise hypothecate or encumber, grant any option for the purchase of, or otherwise dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to limited exceptions. Morgan Stanley & Co. Incorporated, may, in its sole discretion, at any time without notice, release all or a portion of the shares subject to the lock-up agreements.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will be approximately            shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares that are “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Rule 701

      Our employees, directors, officers, consultants or advisers who purchased common stock from us prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons may rely on Rule 701 with respect to the resale of that stock. Rule 701 also will apply to stock options we granted before we became subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Shares of common stock we issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, persons other than affiliates may sell those shares subject only to the manner of sale provisions of Rule 144. Persons who are affiliates under Rule 144 may sell those shares without compliance with its minimum holding period requirements.

Registration Rights

      Upon completion of this offering, the holders of approximately            shares of common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the

Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” on page 59 for more information about the registration rights we have granted to our stockholders.

Stock Options and Warrants

      As of September 30, 1999, options to purchase a total of 3,558,323 shares of common stock under our Stock Option Plan were outstanding. As of October 31, 1999, a warrant to purchase 4,000 shares of common stock was outstanding. An additional 3,053,651 shares of common stock were available for future option grants under the Stock Option Plan.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated           , 2000, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Dain Rauscher Wessels

Friedman, Billings, Ramsey & Co., Inc.

Total

      The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number located next to such underwriter’s name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to public would be $          , the total underwriters’ discounts and commissions would be $          , and total proceeds to us would be $          .

      At our request, the underwriters have reserved for sale at the initial public offering price up to           shares offered in this prospectus for our directors, officers and employees. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

      We, the directors, officers and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the previous paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

•	issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol “WEBM.”

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      FBR Technology Venture Partners L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., purchased 50,000 shares of mandatorily redeemable, convertible Series B preferred stock at a price of $20 per share in November 1997, 34,638 shares of mandatorily redeemable, convertible Series C preferred stock at a price of $33.20 per share in September 1998 and 910 shares of mandatorily redeemable, convertible Series D preferred stock at a price of $88.40 per share in May 1999, which will convert into            shares of our common stock.

      Under the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers (“Rule 2720”), when an NASD member distributes securities of a company in which it owns more than 10% of that company’s stock, the public offering price of the securities can be no higher than that recommended by the “qualified independent underwriter,” as such term is defined in Rule 2720. Because Friedman, Billings, Ramsey & Co., Inc., an NASD member, beneficially owns more than 10% of our stock, Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. Morgan Stanley & Co. Incorporated will not receive a separate fee for its services as qualified independent underwriter. In addition, such NASD members may not execute transactions in the shares offered hereby in the United States to any accounts over which they exercise discretionary authority without the prior written approval of the customer, also in accordance with Rule 2720.

Price of the Offering

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial position and future prospects, the experience of our management, sales, earning and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      Shaw Pittman, a law partnership including professional corporations, McLean, Virginia, will pass upon the validity of the common stock we are offering by this prospectus. Jack L. Lewis, whose professional corporation is a member of Shaw Pittman, serves as a member of our board of directors and corporate secretary and will beneficially own, upon conversion of preferred stock,           shares of our common stock. Certain legal matters in connection with the offering will be passed on for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      The financial statements as of March 31, 1998 and 1999 and for the period from June 12, 1996 (inception) to March 31, 1997 and for the years ended March 31, 1998 and 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission’s public reference room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Commission are available to the public from the Commission’s Web site at http:/ / www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Commission’s public reference room, and the Web site of the Commission referred to above.

WEBMETHODS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Accountants	F-2

Consolidated Balance Sheets at March 31, 1998 and 1999 (audited) and September 30, 1999 (unaudited)	F-3

Consolidated Statements of Operations and Comprehensive Loss for the period from June 12, 1996 (inception) to March 31, 1997 and for the years ended March 31, 1998 and 1999 (audited) and for the six months ended September 30, 1998 and 1999 (unaudited)	F-4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the period from June 12, 1996 (inception) to March 31, 1997 and for the years ended March 31, 1998 and 1999 (audited) and for the six months ended September 30, 1999 (unaudited)	F-5

Consolidated Statements of Cash Flows for the period from June 12, 1996 (inception) to March 31, 1997 and for the years ended March 31, 1998 and 1999 (audited) and for the six months ended September 30, 1998 and 1999 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
webMethods, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of webMethods, Inc. at March 31, 1998 and 1999, and the results of their operations and their cash flows for the period June 12, 1996 (date of inception) to March 31, 1997 and for the years ended March 31, 1998 and 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

McLean, Virginia

June 18, 1999, except
for Note 15, as to which the date is
November 18, 1999

WEBMETHODS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,			September 30,
			September 30,	1999
	1998	1999	1999	pro forma

			(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$2,374,571	$3,128,500	$7,123,383

Marketable securities available for sale	—	254,850	2,976,000

Accounts receivable, net of allowance of $12,000, $67,000 and $150,000, respectively	95,014	2,547,589	1,956,980

Prepaid expenses and other current assets	49,068	339,838	926,815

Total current assets	2,518,653	6,270,777	12,983,178

Marketable securities available for sale	—	1,269,408	4,580,497

Property and equipment, net	121,713	398,403	834,837

Other assets	8,756	541,692	408,084

Total assets	$2,649,122	$8,480,280	$18,806,596

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable	$177,946	$304,989	$578,586

Accrued expenses	12,000	611,918	1,918,663

Accrued salaries and commissions	70,700	504,872	827,949

Deferred revenue	17,890	1,267,132	2,725,766

Current portion of capital leases	35,692	—	—

Line of credit	—	247,275	200,164

Total current liabilities	314,228	2,936,186	6,251,128

Commitments and contingencies

Mandatorily redeemable preferred stock:

Redeemable, cumulative, convertible Series A preferred stock, $0.01 par value, 47,174 shares authorized, issued and outstanding (liquidation preference $569,750)	401,091	434,919	451,885	—

Redeemable, cumulative, convertible Series B preferred stock, $0.01 par value, 180,750 shares authorized, issued and outstanding (liquidation preference $5,296,300)	3,674,732	3,970,521	4,118,832	—

Redeemable, cumulative, convertible Series C preferred stock, $0.01 par value, 195,783 shares authorized, issued and outstanding (liquidation preference $9,099,996)	—	6,712,288	6,979,383	—

Redeemable, cumulative, convertible Series D preferred stock, $.01 par value, 158,000 shares authorized, 134,075 shares issued and outstanding (liquidation preference $15,971,067)	—	—	12,109,370	—

Total mandatorily redeemable preferred stock	4,075,823	11,117,728	23,659,470	—

Stockholders’ equity (deficit)

Common stock, $0.01 par value; 200,000,000 shares authorized; 3,556,640, 3,816,620, 3,954,666 and 15,110,308 shares issued and outstanding at March 31, 1998 and 1999, September 30, 1999 (unaudited) and September 30, 1999 pro forma (unaudited), respectively	35,566	38,166	39,547	151,103

Additional paid-in capital	20,394	—	—	23,547,914

Accumulated deficit	(1,796,889)	(5,610,600)	(11,140,554)	(11,140,554)

Accumulated other comprehensive loss	—	(1,200)	(2,995)	(2,995)

Total stockholders’ equity (deficit)	(1,740,929)	(5,573,634)	(11,104,002)	12,555,468

Total liabilities, mandatorily redeemable preferred stock and stockholders’ equity (deficit)	$2,649,122	$8,480,280	$18,806,596

The accompanying notes are an integral part of these consolidated financial statements.

WEBMETHODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	June 12,
	1996
	(Date of			Six Months Ended
	Inception) to	Year Ended March 31,		September 30,
	March 31,
	1997	1998	1999	1998	1999

				(unaudited)

Revenue:

License	$10,932	$98,483	$3,707,224	$865,328	$4,873,350

Professional services	—	57,420	581,245	103,753	1,296,329

Maintenance	646	9,991	173,182	31,167	717,115

Total revenue	11,578	165,894	4,461,651	1,000,248	6,886,794

Cost of revenue:

License	—	—	172,020	21,502	404,914

Professional services and maintenance	—	—	481,196	71,672	1,333,637

Total cost of revenue	—	—	653,216	93,174	1,738,551

Gross profit	11,578	165,894	3,808,435	907,074	5,148,243

Operating expenses:

Sales and marketing	122,526	696,187	4,551,381	1,446,941	6,150,558

Research and development	94,045	569,214	1,654,734	617,945	2,221,654

General and administrative	78,919	287,036	1,031,884	313,388	2,080,531

Write-off of intellectual property	150,000	—	—	—	—

Total operating expenses	445,490	1,552,437	7,237,999	2,378,274	10,452,743

Operating loss	(433,912)	(1,386,543)	(3,429,564)	(1,471,200)	(5,304,500)

Interest income (expense), net	(303)	23,869	133,288	19,146	317,921

Net loss	$(434,215)	$(1,362,674)	$(3,296,276)	$(1,452,054)	$(4,986,579)

Accretion and accrued dividends related to mandatorily redeemable preferred stock	—	(112,792)	(605,453)	(165,508)	(808,882)

Net loss attributable to common shareholders	$(434,215)	$(1,475,466)	$(3,901,729)	$(1,617,562)	$(5,795,461)

Basic and diluted net loss per common share	$(0.12)	$(0.36)	$(1.08)	$(0.45)	$(1.51)

Weighted average number of common shares outstanding	3,600,096	4,089,124	3,605,080	3,556,640	3,838,529

Comprehensive loss:

Net loss	$(434,215)	$(1,362,674)	$(3,296,276)	$(1,452,054)	$(4,986,579)

Other comprehensive loss:

Unrealized loss on securities available for sale	—	—	(1,200)	—	(1,795)

Total comprehensive loss	$(434,215)	$(1,362,674)	$(3,297,476)	$(1,452,054)	$(4,988,374)

The accompanying notes are an integral part of these consolidated financial statements.

WEBMETHODS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

for the period June 12, 1996 (date of inception) to March 31, 1997, the years ended March 31, 1998 and 1999, and the
six months ended September 30, 1999 (unaudited)

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

Balance, June 12, 1996	—	$—	$—	$—	$—	$—

Sale of common stock, net of issuance costs of $30,878	1,832,592	18,326	386,781	—	—	405,107

Issuance of common stock for intellectual property	2,667,528	26,675	123,325	—	—	150,000

Net loss	—	—	—	(434,215)		(434,215)

Balance, March 31, 1997	4,500,120	45,001	510,106	(434,215)	—	120,892

Exchange of common stock for Series A preferred stock	(943,480)	(9,435)	(376,920)	—	—	(386,355)

Accretion of preferred stock	—	—	(3,456)	—	—	(3,456)

Accrued dividends on preferred stock	—	—	(109,336)	—		(109,336)

Net loss	—	—	—	(1,362,674)	—	(1,362,674)

Balance, March 31, 1998	3,556,640	35,566	20,394	(1,796,889)	—	(1,740,929)

Stock options exercised	259,980	2,600	67,624	—	—	70,224

Net unrealized loss on securities available for sale	—	—	—	—	(1,200)	(1,200)

Accretion of preferred stock	—	—	(16,086)	—	—	(16,086)

Accrued dividends on preferred stock	—	—	(71,932)	(517,435)	—	(589,367)

Net loss	—	—	—	(3,296,276)	—	(3,296,276)

Balance, March 31, 1999	3,816,620	38,166	—	(5,610,600)	(1,200)	(5,573,634)

Stock options exercised	138,046	1,381	30,046	—	—	31,427

Net unrealized loss on securities available for sale	—	—	—	—	(1,795)	(1,795)

Fair value of options issued to non-employees	—	—	235,461	—	—	235,461

Accretion of preferred stock	—	—	(21,731)	—	—	(21,731)

Accrued dividends on preferred stock	—	—	(243,776)	(543,375)	—	(787,151)

Net loss	—	—	—	(4,986,579)	—	(4,986,579)

Balance, September 30, 1999

(unaudited)	3,954,666	$39,547	$—	$(11,140,554)	$(2,995)	$(11,104,002)

The accompanying notes are an integral part of these consolidated financial statements.

WEBMETHODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 12,
	1996
	(Date of			Six Months Ended
	Inception) to	Year Ended March 31,		September 30,
	March 31,
	1997	1998	1999	1998	1999

				(unaudited)

Cash flows from operating activities:

Net loss	$(434,215)	$(1,362,674)	$(3,296,276)	$(1,452,054)	$(4,986,579)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	4,489	21,963	108,260	34,000	133,229

Bad debt expense	—	13,708	55,000	3,000	108,000

Expense related to fair value of options issued to non-employees	—	—	—	—	140,280

Loss on buyout of capital leases	—	—	10,226	—	—

Expense related to intellectual property	150,000	—	—	—	—

Increase (decrease) in cash resulting from changes in assets and liabilities:

Accounts receivable	(13,517)	(95,205)	(2,507,575)	(699,178)	482,609

Prepaid expenses and other current assets	(12,666)	(36,402)	(290,770)	(38,389)	(491,796)

Other assets	(3,405)	(5,775)	(532,936)	(13,109)	133,608

Accounts payable	30,166	116,902	127,043	(89,881)	273,597

Accrued expenses	11,277	15,788	599,918	248,059	1,306,745

Accrued salaries and commissions	45,109	10,526	434,172	(57,031)	323,077

Deferred revenue	1,939	15,951	1,249,242	246,845	1,458,634

Net cash used in operating activities	(220,823)	(1,305,218)	(4,043,696)	(1,817,738)	(1,118,596)

Cash flows from investing activities:

Purchases of property and equipment	(21,434)	(81,293)	(384,949)	(154,281)	(569,663)

Purchases of marketable securities available for sale	—	—	(1,525,458)	—	(6,034,034)

Net cash used in investing activities	(21,434)	(81,293)	(1,910,407)	(154,281)	(6,603,697)

Cash flows from financing activities:

Payments on capital leases	(1,048)	(8,274)	(45,918)	—	—

Borrowings under line of credit	—	—	282,664	176,944	—

Repayments under line of credit	—	—	(35,389)	—	(47,111)

Proceeds from exercise of stock options	—	—	70,224	—	31,427

Proceeds from issuance of common stock	435,985	—	—	—	—

Proceeds from issuance of preferred stock	—	3,615,000	6,499,996	6,499,996	11,852,230

Issuance costs related to preferred stock offerings	—	(38,324)	(63,545)	(63,545)	(119,370)

Net cash provided by financing activities	434,937	3,568,402	6,708,032	6,613,395	11,717,176

Net increase in cash and cash equivalents	192,680	2,181,891	753,929	4,641,376	3,994,883

Cash and cash equivalents at beginning of period	—	192,680	2,374,571	2,374,571	3,128,500

Cash and cash equivalents at end of period	$192,680	$2,374,571	$3,128,500	$7,015,947	$7,123,383

The accompanying notes are an integral part of these consolidated financial statements.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization

      webMethods, Inc. (the Company) is a leading provider of infrastructure software and services for achieving business-to-business integration. The Company’s products enable companies to work more closely with their customers, suppliers and other business partners through the real-time exchange of information over the Internet and to complete transactions electronically. The Company was incorporated in Delaware on June 12, 1996 and changed its name from TransactNet, Inc. to webMethods, Inc. on January 21, 1997.

      The Company’s operations are subject to certain risks and uncertainties, including, among others, rapid technological changes, success of the Company’s product marketing and product distribution strategies, the need to manage growth, the need to retain key personnel and protect intellectual property, and the availability of additional capital financing on terms acceptable to the Company.

      Subsequent to March 31, 1999, the Company has received net proceeds of approximately $28.6 million from mandatorily redeemable, convertible preferred stock financings with third parties. Management believes the Company’s existing working capital at March 31, 1999, plus the additional financing received subsequent to March 31, 1999, is sufficient to support the Company’s working capital and operating resource expenditure requirements through December 2000.

2.  Summary of significant accounting policies

  Interim results (unaudited)

      The accompanying consolidated balance sheet at September 30, 1999, the consolidated statements of operations and of cash flows for the six months ended September 30, 1998 and 1999 and the statement of changes in stockholders’ equity (deficit) for the six months ended September 30, 1999 are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The data disclosed in the notes to consolidated financial statements for these periods is unaudited. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

  Principles of Consolidation

      During the six months ended September 30, 1999, the Company has established three wholly-owned subsidiaries, webMethods Germany GmbH, webMethods B.V., and webMethods UK Limited. The consolidated financial statements include the accounts of webMethods, Inc. and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

  Fair value information

      The carrying amount of current assets and current liabilities approximates fair value because of the short maturity of these instruments. The carrying amount of the Company’s line of credit approximates market based on the floating interest rates.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Cash and cash equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Marketable securities

      The Company’s marketable securities consist of corporate bonds with maturities of less than two years. Securities are classified as “available-for-sale” since management intends to hold the securities for an indefinite period and may sell the securities prior to their maturity. The marketable securities are carried at aggregate fair value based generally on quoted market prices. Gains and losses are determined based on the specific identification method. Available for sale securities that are reasonably expected by management to be sold within one year from the balance sheet date are classified as current assets.

  Property and equipment

      Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Leased property or equipment meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease. Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property and equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in operations.

  Software development costs

      Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. Under the Company’s definition, establishing technological feasibility is considered complete only after the majority of customer testing and customer feedback has been incorporated into product functionality. To date, the period between technological feasibility and general availability has been short, and thus all software development costs qualifying for capitalization are insignificant.

  Impairment of long-lived assets

      The Company periodically evaluates the recoverability of its long-lived assets. This evaluation consists of comparison of the carrying value of the assets with the assets’ expected future cash flows, undiscounted and without interest costs. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows, undiscounted and without interest charges, exceed the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair value, based on discounted future cash flows of the related asset.

  Income taxes

      Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance against its net deferred tax asset as of March 31, 1998 and 1999 and as of September 30, 1999.

  Revenue recognition

      Revenue from the sale of software licenses is recognized upon shipment of product, provided that the fee is fixed and determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is considered probable. Historically, the Company has not experienced significant returns or exchanges of its products from direct sales to customers. The Company recognizes software license revenue over the term of the license if the license requires delivery of unspecified products during its term. Revenue related to customer support agreements is deferred and recognized ratably over the term of the respective agreements. When the Company provides a software license and the related customer support arrangement for one bundled price, the fair value of the customer support, based on the price charged for that element separately, is deferred and recognized ratably over the term of the respective agreement. If the license agreement contains extended payment terms, revenue is recognized as the payments become due, assuming that all other revenue recognition criteria are met. Professional services revenue, which includes training and consulting, is recognized at the time the service is performed.

      In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 modifies SOP 97-2 by requiring revenue to be recognized using the “residual method” if certain conditions are met. The Company has adopted the provisions of SOP 98-9 for the year ended March 31, 1999. The adoption of SOP 98-9 has not had a significant effect on the consolidated financial statements.

  Stock-based compensation

      The Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period.

  Net loss per share and pro forma net loss per share

      Basic loss per share is computed based on the weighted average number of outstanding shares of common stock. Diluted loss per share adjusts the weighted average for the potential dilution that could occur if stock options or warrants or convertible securities were exercised or converted into common stock. Diluted loss per share is the same as basic loss per share for all periods presented because the effects of such items were anti-dilutive given the Company’s losses.

      Each series of mandatorily redeemable cumulative convertible preferred stock will automatically convert to common stock upon the consummation of an underwritten public offering (see Note 11). Assuming that this automatic conversion would have occurred effective April 1, 1998, the basic and diluted net loss per common share would have been $(0.22) (unaudited) and $(0.33) (unaudited) for the year ended March 31, 1999 and the six months ended September 30, 1999, respectively. The weighted average number of common shares outstanding for purposes of this pro forma net loss per share computation was 14,760,720 (unaudited) and 14,994,169 (unaudited), respectively. The Company has the option to pay accrued dividends to the holders of each series of mandatorily redeemable, convertible preferred stock, in the form of either cash or stock. The actual number of shares to be issued for dividends depends on both the initial public offering price per share and the closing date of the offering. The calculation of weighted average number of common shares

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding for purposes of determining the pro forma net loss per share assumes that all accrued dividends will be paid in cash.

  Unaudited pro forma balance sheet at September 30, 1999

      The unaudited pro forma consolidated balance sheet presented as of September 30, 1999 reflects the assumed conversion of each series of mandatorily redeemable cumulative convertible preferred stock into shares of the Company’s common stock upon the consummation of an underwritten public offering. The pro forma balance sheet assumes the conversion of the stated value of the mandatorily redeemable convertible preferred stock as of September 30, 1999 into shares of common stock at the conversion ratio outlined in the preferred stock agreements. (See Note 12)

  Segment reporting

      The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

  Recent accounting pronouncements

      In March 1998, the AICPA issued SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. This SOP is effective for the Company’s fiscal year 2000 financial statements. This SOP required capitalization of certain costs of computer software developed or obtained for internal use. The Company does not expect the adoption of this SOP to have a material impact on its results of operations or financial position.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. Currently, the Company does not utilize derivative financial instruments, therefore the adoption of SFAS 133 is not expected to have a material impact on the Company’s results of operations or financial position.

3.  Related-party transactions

      On June 13, 1996, the Company acquired all rights to a technology known as the Web Automation Toolkit from two of the Company’s founders in exchange for 2,667,460 shares of the Company’s common stock. These rights were valued at $150,000, based on the estimated fair value on the date of issuance of the Company’s common stock issued for this technology. Based on net realizable value considerations, the value of the intellectual property was expensed during the year ended March 31, 1997.

      An individual who is a director, corporate secretary and stockholder of the Company is associated with a law firm that has rendered various legal services for the Company. For the period June 12, 1996 (date of inception) to March 31, 1997, the years ended March 31, 1998 and 1999, and the periods ended September 30, 1998 and 1999, the Company has paid the firm approximately $4,500, $64,000, $178,000, $25,177 (unaudited) and $237,415 (unaudited), respectively. As of March 31, 1998 and 1999, and September 30, 1999, the aggregate amount due for these services was approximately $24,000, $137,000, and $39,366 (unaudited), respectively.

4.  Concentrations of credit risk

      Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. Accounts receivable consists principally of amounts due from large, credit-worthy companies. The Company monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the year ended March 31, 1998, four organizations individually accounted for approximately 20%, 17%, 14% and 12% of total revenue and approximately 22%, 20%, 17%, and 15% of accounts receivable as of March 31, 1998. For the year ended March 31, 1999, two organizations individually accounted for approximately 13% and 10% of total revenue, and three organizations individually accounted for approximately 33%, 22% and 11% of accounts receivable as of March 31, 1999. For the six months ended September 30, 1998, one organization accounted for approximately 19% (unaudited) of total revenue. For the six months ended September 30, 1999, two organizations individually accounted for approximately 35% (unaudited) and 10% (unaudited) of total revenue; and three organizations individually accounted for approximately 13% (unaudited), 13% (unaudited) and 12% (unaudited) of accounts receivable as of September 30, 1999.

5.  Marketable Securities

      The cost and estimated fair value of marketable securities all of which are corporate bonds, by contractual maturity at September 30, 1999 are as follows:

	March 31, 1999		September 30, 1999

	Cost	Fair Value	Cost	Fair Value

			(unaudited)

Due in one year or less	$255,129	$254,850	$2,970,031	$2,976,000

Due after one year through two years	1,271,129	1,269,408	4,591,458	4,580,497

	$1,526,258	$1,524,258	$7,561,489	$7,556,497

      The gross unrealized holding losses for the year ended March 31, 1999 and the six months ended September 30, 1999 have been recorded as a separate component of stockholders’ equity (deficit), net of the related tax effect. There were no gross unrealized holding gains for the year ended March 31, 1999 and the six months ended September 30, 1999.

6.  Property and equipment

      Property and equipment consisted of the following:

	March 31,

	1998	1999

Equipment	$109,184	$404,029

Software	25,166	88,219

Furniture	13,391	38,972

Leasehold improvement	—	1,470

	147,741	532,690

Accumulated depreciation and amortization	(26,028)	(134,287)

	$121,713	$398,403

      Included in equipment at March 31, 1998 was certain computer equipment under capital leases. The Company exercised its option to purchase the equipment under those leases during the year ended March 31, 1999. The cost and accumulated amortization of assets under capital leases at March 31, 1998 was $45,014 and $9,492, respectively.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  Income taxes

      As the Company has incurred operating losses since its inception, there are no income taxes provided in the accompanying consolidated statements of operations. Net operating loss carryforwards (NOLs) as of March 31, 1999 and September 30, 1999 are approximately $3,700,000 and $5,100,000 (unaudited) respectively, both of which begin to expire in 2012. The realization of the benefits of the NOLs is dependent on sufficient taxable income in future years. Lack of future earnings, a change in the ownership of the Company, or the application of the alternative minimum rules could adversely affect the Company’s ability to utilize the NOLs. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of each temporary difference as of March 31, 1998 and 1999 and September 30, 1999 is as follows:

	March 31,
			September 30,
	1998	1999	1999

			(unaudited)

Net operating loss carryforwards	$589,000	$1,203,000	$1,987,000

Accrued expenses	23,000	425,000	943,000

Deferred revenue	—	121,000	472,000

Accounts receivable	5,000	25,000	57,000

Property and equipment	6,000	4,000	4,000

Research and development credit	29,000	104,000	217,000

Valuation allowance	(652,000)	(1,882,000)	(3,680,000)

Net Deferred Tax Assets	$—	$—	$—

      Though management believes that future taxable income of the Company may be sufficient to utilize a substantial amount of the benefits of the Company’s net operating loss carryforwards and to realize its deferred tax assets, a valuation allowance has been recorded to completely offset the carrying value of the deferred tax assets as the realizability of the deferred tax assets is not currently predictable. The Company’s effective tax rate differs from the statutory Federal rate based primarily on the effects of state income taxes offset by the full valuation allowance.

8.  Line of credit

      The Company has a loan agreement with a bank providing borrowings up to $500,000 for working capital purposes and equipment advances. The Company was able to borrow under this agreement through March 31, 1999, and the unpaid principal balance as of that date is payable in 36 equal monthly installments that commenced shortly thereafter. The Company is currently negotiating with the bank for a revised line of credit. As of March 31, 1999 and September 30, 1999 the balance under this line was $247,275 and $200,164 (unaudited), respectively. Interest is payable at the bank’s prime rate plus 1.5% per annum. The line of credit is collateralized by substantially all of the Company’s assets. The related agreement contains restrictive covenants which require the Company to maintain, among other things, a ratio of quick assets to current liabilities, net of deferred revenue, of at least 2 to 1. The Company was in compliance with all covenants as of March 31, 1998 and 1999. Of the total line of credit amount, $200,000 has been designated for the issuances of letters of credit relating to an office lease agreement. On March 31, 1999, $100,000 in letters of credit are outstanding. The Company expects to repay all outstanding balances under this loan agreement within one year from the balance sheet date.

      In connection with this line of credit, the Company issued the bank options to purchase 30,520 shares of the Company’s common stock at $0.41 per share. The fair value of these options as determined using the Black Scholes valuation model was insignificant to the overall financial statements.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.  Lease commitments

      The Company leases office space in various locations under operating leases expiring through fiscal 2002. Total rent expense was approximately $5,000, $48,000, $153,000 and $167,000 (unaudited) for the period June 12, 1996 (date of inception) to March 31, 1997, the years ended March 31, 1998 and 1999, and the six months ended September 30, 1999, respectively. In May 1999, the Company entered into a new lease for office space in Virginia expiring in May 31, 2001. Future minimum lease payments under the operating leases are as follows:

Years ending March 31,

2000	$444,968

2001	431,032

2002	129,484

$1,005,484

      During the year ended March 31, 1999, the Company issued a warrant to purchase 4,000 shares of the Company’s common stock at an exercise price of $1.66 per share to the landlord of one of their leased facilities. The fair value of this warrant on the grant date as determined using the Black-Scholes Valuation model was insignificant to the overall financial statements.

10.  Stockholders’ equity (deficit)

  Common stock

      On October 10, 1997, the Company’s Board of Directors approved a stock split in the form of a stock dividend at a rate of an additional 7.9 shares of common stock for each share of common stock outstanding as of October 10, 1997. On March 5, 1998, the Board approved a stock split in the form of a stock dividend at a rate of an additional 19 shares of common stock for each share of common stock outstanding as of March 5, 1998. All share and per share data in these financial statements have been retroactively restated to reflect the March 5, 1998 split and the October 10, 1997 split.

11.  Stock based compensation

      On November 1, 1996, the Company adopted the 1996 Stock Incentive Plan (the Plan). The Plan is administered by a Committee appointed by the Board of Directors, which has the authority to determine which officers, directors and key employees are awarded options pursuant to the Plan and to determine the terms and option exercise prices of the stock options. At March 31, 1999, the Company had reserved 3,950,000 shares of the Company’s common stock for issuance upon the exercise of options granted under the Plan. Effective September 15, 1999, the Board of Directors of the Company approved an increase in the number of shares reserved for issuance upon the exercise of options granted under the Plan to 7,000,000. At March 31, 1999, options to purchase 2,403,769 shares were outstanding and 1,296,251 shares were available for future grants. At September 30, 1999, options to purchase 3,558,323 (unaudited) shares were outstanding and 3,053,651 (unaudited) shares were available for future grants.

      Qualified incentive stock options granted pursuant to the Plan have an exercise price equal to the fair value of the underlying common stock at the date of grant, vest at either the rate of 33.3% or 25% per year, beginning one year after the date of award, and have a term of ten years. The Board of Directors determined the fair value of the underlying common stock on the date of grant based on contemporaneous sales of the Company’s preferred stock for cash to third party investors.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the Company’s activity for all of its stock option awards:

		Range of	Weighted average
	Stock options	exercise price	exercise price

Outstanding June 12, 1996	—	$—	$—

Granted	452,300	0.08–0.41	0.33

Exercised	—	—	—

Forfeited	—	—	—

Outstanding March 31, 1997	452,300	0.08–0.41	0.33

Granted	1,176,260	0.41	0.41

Exercised	—	—	—

Forfeited	(60,060)	0.41	0.41

Outstanding March 31, 1998	1,568,500	0.08–0.41	0.39

Granted	2,545,508	0.17–0.50	0.18

Exercised	(249,980)	0.17–0.41	0.24

Cancelled	(1,345,320)	0.08–0.41	0.38

Forfeited	(114,939)	0.17–0.41	0.20

Outstanding March 31, 1999	2,403,769	0.17–0.50	0.19

Granted	1,332,600	3.32–4.42	4.19

Exercised	(138,046)	0.17–3.32	0.23

Forfeited	(40,000)	0.17–4.42	1.23

Outstanding September 30, 1999 (unaudited)	3,558,323	$0.17–4.42	$1.68

      Included in the above table are 30,520 options granted to the Company’s bank during the year ended March 31, 1998 (see Note 8) and an aggregate of 30,000 options granted to three non-employees during the six months ended September 30, 1999 (see Note 15).

      Options to purchase 126,253, 593,140, and 800,912 (unaudited) shares of the Company’s common stock were exercisable at March 31, 1998 and 1999, and September 30, 1999, respectively, at a weighted average exercise price of $.31, $.23, and $0.30 (unaudited), per share, respectively.

      Had compensation expense for the Plan been determined based on the fair value of the related options at the grant dates, consistent with SFAS No. 123, the Company’s net loss and net loss per share would have increased by the pro forma amounts indicated below:

			Six Months
	Year ended March 31,		Ended
			September 30,
	1998	1999	1999

			(unaudited)

Net loss attributable to common shareholders, as reported	$(1,475,469)	$(3,901,745)	$(5,795,461)

Net loss attributable to common shareholders, pro forma	$(1,492,474)	$(3,930,687)	$(5,914,903)

Basic and diluted net loss per common share, as reported	$(0.36)	$(1.08)	$(1.51)

Basic and diluted net loss per common share, pro forma	$(0.36)	$(1.09)	$(1.54)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions used for grants during the years ended March 31,

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1998 and 1999, and the six months ended September 30, 1999: Risk-free interest rates of 5.50%, 4.69%; and 5.56% (unaudited); expected life of 4 years; no anticipated dividends; and expected volatility of 0%.

      The weighted average fair value per share for stock option grants that were awarded during the years ended March 31, 1998 and 1999, and the six months ended September 30, 1999 was $0.08, $0.03, and $0.84 (unaudited), respectively.

      During the year ended March 31, 1998, the Company granted a warrant to purchase 10,000 shares of the Company’s common stock to a relative of a director of the Company. The warrant was granted in connection with a loan extended to the Company by the related party and was exercisable immediately. The Company valued the warrants using the Black-Scholes valuation model with the following assumptions: Risk-free interest rate of 5.50%; expected life of 6 years; no anticipated dividends; expected volatility of 85%; and a fair market value of the underlying common stock on the date of grant equal to the exercise price. The fair value of the warrant on the date of grant was insignificant to the overall financial statements. The warrant was exercised during the year ended March 31, 1999.

12.  Mandatorily redeemable, convertible preferred stock

      On October 23, 1997, the Company entered into a Share Exchange Agreement whereby certain stockholders of the Company exchanged an aggregate of 943,480 shares of common stock for 47,174 shares of Series A Preferred Stock. Each share of Series A Preferred Stock has cumulative dividends at a rate equal to 8% per annum payable on a liquidation value of $8.19 per share, as adjusted for stock splits, stock dividends, stock combinations and recapitalizations.

      Also on October 23, 1997, the Board of Directors authorized the issuance of up to 180,750 shares of Series B Preferred Stock at a purchase price of $20 per share. The Company issued 180,750 shares of Series B Preferred Stock for gross proceeds to the Company of $3,615,000 and incurred $38,324 in direct issuance costs. Each share of Series B Preferred Stock has cumulative dividends at a rate equal to 8% per annum payable on a liquidation value of $20 per share, as adjusted for stock splits, stock dividends, stock combinations and recapitalizations.

      On September 16, 1998, the Board of Directors authorized the issuance of up to 195,783 shares of Series C Preferred Stock at a purchase price of $33.20. The Company issued 195,783 shares of Series C Preferred Stock for gross proceeds of $6,499,996 and incurred $63,551 in direct issuance costs. Each share of Series C Preferred Stock has cumulative dividends at a rate equal to 8% per annum payable on a liquidation value of $33.20 per share, as adjusted for stock splits, stock dividends, stock combinations and recapitalizations.

      At any time after five years following the issuance of the Series C Preferred Stock, the holders of a majority of the outstanding shares of Series A, Series B and Series C Preferred Stock, acting together, may request the redemption of all, but not less than all, of their Preferred Stock at the respective liquidation values plus all respective accrued and unpaid dividends. As a result of the mandatory redemption feature on each series of preferred stock, all issuances of preferred stock have been excluded from stockholders’ deficit. The Company records periodic accretion under the interest method for the excess of the redemption value over the carrying value.

      The Series A, Series B and Series C Preferred Stock have voting rights entitling the holders to the number of votes per share equal to the number of shares of common stock into which each share of Preferred Stock is then convertible and to vote as a single class. Each share of Series A, Series B and Series C Preferred Stock is convertible into twenty shares of the Company’s common stock. For any accrued but unpaid dividends, the Company may at its option, make payment in the number of shares of common stock calculated by dividing the total accrued but unpaid dividends by the fair market value of one share of common stock.

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series A and Series B Preferred Stock is convertible at any time at the option of the holder, or automatically upon the consummation of an underwritten public offering at a selling price equal to or exceeding $3.00 per share, and where aggregate proceeds are not less than $15,000,000, into an aggregate of 4,558,480 shares of common stock. The Series C Preferred Stock is convertible at any time at the option of the holder, or automatically upon the consummation of an underwritten public offering at a selling price equal to or exceeding $4.98 per share, and where aggregate proceeds are not less than $10,000,000, into an aggregate of 3,915,660 shares of common stock.

      On March 17, 1999, the Board of Directors authorized the issuance of up to 158,000 shares of Series D Preferred Stock and on May 12, 1999, the Company issued 134,075 shares of Series D Preferred Stock for gross proceeds of $11,852,230 and incurred $119,370 in direct issuance costs. The terms and conditions related to the Series D Preferred Stock are substantially consistent with those of the Series C Preferred Stock, including the redemption provisions, except that the liquidation value is $88.40 per share, as adjusted for stock splits, stock dividends, stock combinations and recapitalizations. The Series D shares are convertible at any time at the option of the holder, or automatically upon the consummation of an underwritten public offering at a selling price equal to or exceeding $4.42 per share, into an aggregate of 2,681,500 shares of common stock.

      One of the investors in the round of mandatorily redeemable, convertible Series D Preferred Stock has the right to purchase the number of common shares equal to $2.5 million at the initial public offering price per share less one-half of the underwriting discount and commission, concurrent with an underwritten initial public offering.

      The mandatorily redeemable, convertible Series A, Series B, Series C, and Series D Preferred Stock activity is summarized as follows:

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, June 12, 1996	—	$—	—	$—	—	$—	—	$—

Balance, March 31, 1997	—	—	—	—	—	—	—	—

Exchange of common stock for Series A preferred stock	47,174	386,355	—	—	—	—	—	—

Sale of Series B preferred stock, net of issuance costs of $38,324	—	—	180,750	3,576,676	—	—	—	—

Accretion to redemption price	—	1,272	—	2,184	—	—	—

Accrued dividends	—	13,464	—	95,872	—	—	—	—

Balance, March 31, 1998	47,174	401,091	180,750	3,674,732	—	—	—	—

Sale of Series C preferred stock, net of issuance costs of $63,545	—	—	—	—	195,783	6,436,451	—	—

Accretion to redemption price	—	2,920	—	6,589	—	6,577	—	—

Accrued dividends	—	30,908	—	289,200	—	269,260	—	—

Balance, March 31, 1999	47,174	434,919	180,750	3,970,521	195,783	6,712,288	—	—

Sale of Series D preferred stock, net of issuance costs of $119,370	—	—	—	—	—	—	134,075	11,732,860

Accretion to redemption price	—	1,468	—	3,315	—	6,382	—	10,566

Accrued dividends	—	15,498	—	144,996	—	260,713	—	365,944

Balance, September 30, 1999 (unaudited)	47,174	$451,885	180,750	$4,118,832	195,783	$6,979,383	134,075	$12,109,370

13.  Employee benefit plan

      As of April 1, 1997, the Company adopted a contributory 401(k) plan covering all full-time employees who meet prescribed service requirements. There are no required Company matching contributions. The plan

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provides for discretionary contributions by the Company. The Company made no contributions during the years ended March 31, 1998 and 1999, and the period ended September 30, 1999.

14.  Supplemental disclosures of cash flow information:

	June 12,
	1996
	(Date of			Six Months Ended
	Inception)	Year Ended March 31,		September 30,
	to March 31,
	1997	1998	1999	1998	1999

Cash paid during the period for interest	$486	$2,110	$15,651	$5,054	$10,896

Non-cash investing and financing activities:

Accrual of preferred stock dividends	$—	$109,336	$589,367	$160,493	$787,151

Preferred stock accretion	$—	3,546	16,086	5,016	21,731

Equipment purchased under capital lease	$12,411	$32,603	$—	$—	$—

Accrued legal costs for sale of common stock	$30,878	$—	$—	$—	$—

Issuance of common stock for intellectual property	$150,000	$—	$—	$—	$—

Fair value of options issued to non-employees	$—	$—	$—	$—	$235,461

Expense related to fair value of options issued to non-employees	—	—	—	—	140,280

	$—	$—	$—	$—	$95,181

15.  Subsequent Events

      During the six months ended September 30, 1999, the Company issued options to purchase an aggregate of 30,000 shares of the Company’s common stock to three non-employees in exchange for services provided. Options to purchase 10,000 of these shares have an exercise price of $3.32 per share and the options to purchase the remaining 20,000 shares have an exercise price of $4.42 per share. The options granted to non-employees vest over the term of the respective agreements, which range from six to seven months. The total value of these options, are being amortized ratably over the term of the respective agreements. The Company valued these options using the Black-Scholes valuation model with the following assumptions: Risk-free interest rate of 5.50%; expected life of 6 years; no anticipated dividends; expected volatility of 85%; and a fair market value of the underlying Common Stock on the date of grant equal to the exercise price. These options are subject to revaluation at each interim reporting date, and as of September 30, 1999, the aggregate fair value of these options was $235,461. For the six months ended September 30, 1999, the Company recorded amortization expense of $140,280 related to these options.

      In November 1999, the Company completed the sale of 68,770 shares of mandatorily redeemable, convertible Series E preferred stock for gross proceeds of approximately $17,000,000 and incurred approximately $125,000 in direct issuance costs. The terms and conditions related to the mandatorily redeemable, convertible Series E preferred stock are substantially consistent with those of the mandatorily redeemable, convertible Series D preferred stock, including the redemption provisions, except that the liquidation value is $247.20 per share, as adjusted for stock splits, stock dividends, stock combinations and recapitalizations. The Series E shares are convertible at any time at the option of the holder, or automatically upon the

WEBMETHODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consummation of an underwritten public offering at a selling price equal to or exceeding $12.36 per share, into an aggregate of 1,375,400 shares of common stock.

      In November 1999, the board of directors granted each of our directors an option to purchase 36,000 shares of common stock at an exercise price of $9.27 per share.

      In October 1999, the board of directors and stockholders approved an increase in the authorized number of shares of common stock from 20,000,000 to 200,000,000. This increase has been reflected in the accompanying consolidated financial statements.

[TO COME]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by webMethods in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee		$12,510

NASD filing fee		*

NASDAQ National Market listing fee		*

Printing and engraving costs		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue Sky fees and expenses		*

Transfer Agent and Registrar fees		*

Miscellaneous expenses		*

Total	$	*

*	To be supplied by amendment.

Item 14.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

      Article Seven of the registrant’s Fifth Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

      Article Six of the registrant’s Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

      In addition to indemnification provided for in the registrant’s Amended and Restated Bylaws, the registrant has entered into indemnification agreements with its directors and executive officers. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

      The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15.  Recent Sales of Unregistered Securities

      During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below:

1. On June 13, 1996, the registrant issued to two founders 15,000 shares of common stock of the registrant valued at $10.00 per share in exchange for the technology for the Web Automation Toolkit, for an aggregate transaction value of $150,000.

2. On January 8, 1997, the registrant issued and sold 5,305 shares of common stock to a total of 8 investors for $72.75 per share, or an aggregate of $385,938.75.

3. On October 22, 1997 the registrant issued and sold a warrant to purchase 500 shares of common stock in connection with a financing transaction. The warrant was exercised on December 28, 1998.

4. On October 23, 1997, the registrant issued an aggregate of 47,174 shares of mandatorily redeemable, convertible Series A preferred stock in exchange for the common stock issued to the 8 investors in January 1997.

5. On November 7 and December 30, 1997, the registrant issued and sold an aggregate of 180,750 shares of mandatorily redeemable, convertible Series B preferred stock to a total of 31 investors for $20.00 per share, or an aggregate of $3,615,000.

6. On September 22, 1998, the registrant issued and sold an aggregate of 195,783 shares of mandatorily redeemable, convertible Series C preferred stock to a total of 5 investors for $33.20 per share, or an aggregate of $6,499,995.60.

7. On March 1, 1999, the registrant issued and sold a warrant to purchase 4,000 shares of common stock in connection with transactions contemplated by a lease of property by the registrant.

8. On May 12, June 1 and June 15, 1999, the registrant issued and sold an aggregate of 134,075 shares of mandatorily redeemable, convertible Series D preferred stock to a total of 47 investors for $88.40 per share, or an aggregate of $11,852,230.

9. On November 4, 9, 10 and 12, 1999, the registrant issued and sold an aggregate of 68,770 shares of mandatorily redeemable, convertible Series E Preferred Stock to a total of five investors for $247.20 per share, or an aggregate of $16,999,994.

10. As of September 30, 1999, an aggregate of 388,026 shares of common stock had been issued upon exercise of options under the registrant’s stock option plan.

      On October 27, 1997, the registrant effected a split of its common stock in the form of a stock dividend of 7.8915234 shares of common stock for each share of common stock outstanding as of October 10, 1997. On March 18, 1998 the registrant effected a split of its common stock in the form of a stock dividend of 19 shares of common stock for each share of common stock outstanding as of March 5, 1998.

      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) thereof, pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16.  Exhibits and Financial Statement Schedules

      a)  Exhibits.

Exhibit
No.		Description

1.1	*	Form of Underwriting Agreement.
3.1	**	Fourth Amended and Restated Certificate of Incorporation of the registrant, as amended to date.
3.2	**	Fifth Amended and Restated Certificate of Incorporation of the registrant, to be filed after the closing of the offering made pursuant to this registration statement.
3.3	**	Bylaws of the Registrant, formerly known as TransactNet, Inc.
3.4	**	Amended and Restated Bylaws of the Registrant, to become effective at the closing of the offering made pursuant to this registration statement.
4.1	**	Second Amended and Restated Investor Rights Agreement
4.2	*	Specimen Certificate of the registrant’s common stock.
5.1	*	Opinion of Shaw Pittman, counsel to the registrant.
10.1	**	Indemnification Agreement entered into between the registrant and each of its directors.
10.2	†**	SAP Development Partner Software License and Distribution Agreement dated March 31, 1999
21	**	Subsidiaries
23.1		Consent of Independent Accountants.
23.2	*	Consent of Shaw Pittman, counsel to the registrant.
24.1	**	Power of Attorney.
27.1	**	Financial Data Schedule.

  *  To be supplied by amendment.

**  Previously filed.

  †  Confidential treatment requested.

      b)  Financial Statement Schedule

      Financial Statement Schedules are not listed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or
497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfax, Commonwealth of Virginia, on the 7th day of January, 2000.

WEBMETHODS, INC.

By:	/s/ PHILLIP MERRICK

Phillip Merrick
Chairman of the Board, President
and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ PHILLIP MERRICK Phillip Merrick	Chairman of the Board, President and Chief Executive Officer	January 7, 2000
/s/ MARY DRIDI Mary Dridi	Chief Financial Officer and Treasurer	January 7, 2000
* Robert E. Cook	Director	January 7, 2000
Chase Bailey	Director
* Gene Riechers	Director	January 7, 2000
* Jack L. Lewis	Director	January 7, 2000
* Michael J. Levinthal	Director	January 7, 2000
* Robert T. Vasan	Director	January 7, 2000
* Dennis H. Jones	Director	January 7, 2000
*By: /s/ MARY DRIDI Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1.1	*	Form of Underwriting Agreement.
3.1	**	Fourth Amended and Restated Certificate of Incorporation of the registrant, as amended to date.
3.2	**	Fifth Amended and Restated Certificate of Incorporation of the registrant, to be filed after the closing of the offering made pursuant to this registration statement.
3.3	**	Bylaws of the Registrant, formerly known as TransactNet, Inc.
3.4	**	Amended and Restated Bylaws of the Registrant, to become effective at the closing of the offering made pursuant to this registration statement.
4.1	**	Second Amended and Restated Investor Rights Agreement
4.2	*	Specimen Certificate of the registrant’s common stock.
5.1	*	Opinion of Shaw Pittman, counsel to the registrant.
10.1	**	Indemnification Agreement entered into between the registrant and each of its directors.
10.2	†**	SAP Development Partner Software License and Distribution Agreement dated March 31, 1999
21	**	Subsidiaries
23.1		Consent of Independent Accountants.
23.2	*	Consent of Shaw Pittman, counsel to the registrant.
24.1	**	Power of Attorney.
27.1	**	Financial Data Schedule.

*	To be supplied by amendment.

**	Previously filed.

†	Confidential treatment requested.